Exhibit 99.2

Nova Measuring Instruments Ltd.

Notice of Annual General Meeting of Shareholders

        Notice is hereby given that the Annual General Meeting of the Shareholders of Nova Measuring Instruments Ltd. (the “Company”) will be held on September 29, 2005 at 17:00 local time in Israel, at the Company offices, Weizmann Science Park, P.O.B. 266, Rehovoth 76100, Israel. The Annual General Meeting of Shareholders is for the following purposes:

1.	To review and discuss the Company’s audited financial statements for the year ended on December 31, 2004;
2.	To elect seven directors to the Company’s Board of Directors, none of which are is to serve as an external director, and to elect one external Director to the Company’s Board of Directors;
3.	To reappoint Brightman Almagor & Co. as the independent auditors of the Company for the year ending on December 31, 2005 and to authorize the Audit Committee to fix the remuneration of the auditors;
4.	To amend the terms of Stock Option Plans 6, 7, 7A, 7B and 7C;
5.	To grant options to the Company’s directors and external directors;
6.	Pursuant to the resolution approving the amendment of Stock Option Plans 6, 7, 7A, 7B and 7C to permit the acceleration of unvested options with respect to Company employees, to allow the Board of Directors to accelerate unvested options previously granted to directors of the Company under Stock Option Plans 6, 7, 7A, 7B;
7.	To approve the terms of the Company’s Stock Option Plan 8;
8.	To approve the continuation of the terms of indemnification of and insurance for the directors and officers of the Company; and
9.	To approve the extension of the period in which Dr. Holland may exercise her Options to 180 days from the date of termination of Dr. Holland's tenure as a director and external director.
10.	To transact such other business as may properly come before the Annual General Meeting of Shareholders or at any adjournment thereof.

        Shareholders of record as of the close of business on August 26, 2005 (the “Record Date”) are entitled to notice of and to vote at the Annual General Meeting of Shareholders. Beneficial owners who hold their shares through members of the Tel Aviv Stock Exchange (“TASE”) may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israeli Companies Regulations (Proof of Ownership for Voting in General Meetings) – 2000, as proof of ownership of the shares or send such certificate together with a duly executed proxy as described below. All shareholders are cordially invited to attend the meeting in person. Shareholders who are unable to attend the meeting in person are requested to complete, date and sign the enclosed form of proxy and return it promptly in the preaddressed envelope provided. Envelopes will be postage paid in the United States. Shareholders who attend the meeting may revoke their proxies and vote their shares in person. Proxies may also be revoked by delivering written revocation or a later-dated proxy to Mr. Chai Toren, Chief Financial Officer prior to the Shareholders Meeting.

        A copy of the Company’s audited financial statements for the year ended on December 31, 2004 is being mailed with this notice and the enclosed Proxy Statement to shareholders of record on the Record Date.

By order of the Board of Directors,

Giora Dishon, Director, President and CEO of the Company

August 25, 2005

Nova Measuring Instruments Ltd.
Weizmann Science Park
P.O.B. 266, Rehovoth 76100, Israel
Tel: 972-8-9387505
Fax: 972-8-940776

Proxy Statement
For the Annual General Meeting of Shareholders
To be held on September 29, 2005 at 17:00
At the Company’s Registered Offices

        This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors of Nova Measuring Instruments Ltd. (the “Company”) for use at the Annual General Meeting of Shareholders (“Shareholders Meeting”) to be held at the Company offices, Weizmann Science Park, P.O.B. 266, Rehovoth 76100, Israel, on September 29, 2005 at 17:00 local time in Israel and at any adjournments thereof. All proxies executed and returned in time to be counted at the Shareholders Meeting will be voted in accordance with the shareholders’ instructions, and if no choice is specified, the enclosed proxy card (or any signed and dated copy thereof) will be voted in favor of the matters set forth in the accompanying Notice of Meeting. Any proxy may be revoked by a shareholder at any time before it is exercised by: (i) delivering written revocation or a later dated proxy to Mr. Chai Toren, Chief Financial Officer of the Company; or (ii) attending the Shareholders Meeting and voting in person.

        Only shareholders of record as of the close of business on August 26, 2005, the record date fixed by the Company, will be entitled to vote at the Shareholders Meeting and at any adjournments thereof. As of August 26, 2005, there were an aggregate of approximately 15,450,000 shares of ordinary shares, par value NIS 0.01 per share, of the Company (the “Ordinary Shares”) outstanding and entitled to vote. Each Ordinary Share is entitled to one vote.

        The Company’s Board of Directors named Dr. Giora Dishon and Chai Toren, and each of them acting individually, as proxy. Any shareholder giving proxy has a right to withhold authority to vote for any individual nominee to the Board of Directors (as described in Item 2 below) by marking the appropriate “FOR ALL EXCEPT” box on the proxy card and to vote against the grant of options to any individual director or external director (as described in Item 5 below) or against the acceleration of previously granted options held by individuals under Stock Option Plans 6, 7A and 7B (as described in Item 6 below) by marking the appropriate “FOR ALL EXCEPT” box on the proxy card.

        The Board of Directors knows of no matter other than those set forth below and in the accompanying Notice of Annual General Meeting of Shareholders to be presented at the Shareholders Meeting. If any other matter upon which a vote may properly be taken should be presented at the Shareholders Meeting, Ordinary Shares represented by all proxies received by the Board of Directors will be voted with respect thereto in accordance with the judgment of the persons named as proxy.

        Directors and Senior Management

        The Company’s directors and senior management are identified below. In the aggregate, the Company’s directors and senior management beneficially own 12.1% of the Company’s outstanding Ordinary Shares, including shares held in trust under Israeli tax law for the benefit of the shareholders and 447,580 Ordinary Shares subject to options that are currently exercisable or exercisable within 60 days of July 1, 2005.

Name	Age	Position

Barry Cox*	65	Chairman of the Board of Directors
Giora Dishon**	60	President, Chief Executive Officer, Director and Co-Founder
Moshe Finarov***	53	Chief Technology Officer, Director and Co-Founder
Micha Brunstein*	61	Director
Avi Kerbs *	58	Director
Joseph Ciechanover *	71	Director
Alon Dumanis *	52	Director
Lauri Hanover *	45	External Director
Karey Holland *	49	External Director
Chai Toren *	49	Vice President Finance, Chief Financial Officer
Gad Yaron *	54	General Manager, Chief Operational Officer
Ronen Frish *	48	Vice President, Sales and Marketing

*	Each one of these persons beneficially owns less than one percent of the Company’s Ordinary Shares.
**	Giora Dishon beneficially owns 820,913 (5.3%) of the Company’s outstanding Ordinary Shares, including Ordinary Shares held in trust under Israeli tax law for the benefit of Dr. Dishon and 113,871 Ordinary Shares subject to options currently exercisable or exercisable within 60 days of July 1, 2005.
***	Moshe Finarov beneficially owns 753,092 (4.9%) of the Company’s outstanding Ordinary Shares, including shares held in trust under Israeli tax law for the benefit of Dr. Finarov and 106,151 Ordinary Shares subject to options currently exercisable or exercisable within 60 days of July 1, 2005.

Corporate Governance

Director Independence

        Under the applicable listing Standards of the National Association of Securities Dealers (“NASD”), for a director to be considered independent, the Board of Directors must affirmatively determine that the director does not have a relationship which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The applicable NASD listing standards also provide that the following persons cannot be considered independent: (i) a person that is an officer or employee of the Company or its subsidiaries; (ii) a director who is, or at anytime during the past three years, was, employed by the Company or by any parent or subsidiary of the Company; (iii) a director who accepted or has an immediate family member who accepted any payments from the Company or any parent or a subsidiary of the Company in excess of $60,000 during any period of 12 consecutive months within the three years proceeding the determination of independence, other than the following: (A) compensation for board or board committee service; (B) payments arising solely from investments in the Company’s securities; (C) compensation paid to any family member who is a non-executive employee of the Company or a parent or subsidiary of the Company; (D) benefits under a tax-qualified retirement plan, or nondiscretionary compensation; or (E) or loans permitted under Section 13(k) of the Securities Exchange Act of 1934, as amended; (iv) a director who is an immediate family member of an individual who is, or at any time during the past three years was, employed by the Company or by any parent or subsidiary of the Company as an executive officer; (v) a director who is, or has an immediate family member who is, a partner in, or a controlling shareholder or an executive officer of, any organization to which the Company made, or from which the Company received, payments for property or services in the current or any of the past three fiscal years that exceeded five percent of the recipient’s consolidated gross revenues for that year, or $200,000, whichever is more, other than the following:

(A) payments arising solely from investments in the Company’s securities; or (B) payments under nondiscretionary charitable contribution matching programs; (vi) a director of the Company who is, or has an immediate family who is, employed an executive officer of another entity where at any time during the past three years any of the executive officers of the Company served on the compensation committee of such other entity; or (vii) a director who is, or has a immediate family member who is, a current partner of the company’s outside auditor, or was a partner or employee of the Company’s outside auditor who worked on the Company’s audit at any time during any of the past three years.

        The Board of Directors, in applying the above-reference standards, has affirmatively determined that all directors other than Giora Dishon, Moshe Finarov and Avi Kerbs are an “independent” director of the Company. Accordingly, a majority of the members of the Company’s Board of Directors have been determined to meet the applicable standards for independence.

Code of Business Conduct and Ethics

        The Company has adopted a written Code of Conduct that applies to all Company employees including the Company’s directors, Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer. This Code is intended to meet the definition of “Code of Ethics” under applicable Securities and Exchange Commission rules. The Code contains provisions relating to compliance with laws, regulations and Company policies, conflicts of interest, inside trading, gifts, discrimination and harassment, business information and records, confidentiality, political contributions, waivers of the Code, reporting of illegal or unethical conduct and compliance procedures, among other things. You may review the Company’s Code of Conduct on the Company’s website: http:\\nova.co.il under “about Nova”.

Communicating with the Board of Directors

        Shareholders wishing to communicate directly with the Board of Directors or an individual director may do so in writing by directing correspondence to a director or directors at the address appearing on the first page of this proxy statement.

Board of Directors’ Committees

        The Company’s Board of Directors has appointed the following committees:

        The Audit Committee is comprised of four members. The members are Lauri Hanover, Karey Holland, Joseph Ciechanover and Micha Brunstein. The primary objective of the Audit Committee is to assist the Board of Directors’ oversight of: the Company’s’ accounting practices; the integrity of the Company’s’ financial statements; the Company’s’ accounting and financial reporting processes; the Company’s’ compliance with legal and regulatory requirements; the independent auditors’ qualifications, independence and performance; audits of the Company’s financial statement; the internal audit function; and to locate deficiencies in the business management of the Company, among other things, in consultation with the Company’s auditors and internal auditors and to suggest to the Board of Directors the measures to be taken regarding such deficiencies. The Audit Committee is also responsible for approving related party transactions and approving all audit and non-audit services provided to the Company by its independent auditors.

        All members of the Audit Committee have been determined to meet the standards of independence required of Audit Committee members by the applicable Securities and Exchange Commission rules. The Board of Directors has determined that all of the members of the Audit Committee are able to read and understand fundamental financial statements, including the Company’s balance sheet, income statement, and cash flow statement and that Lauri Hanover is an “audit committee financial expert” within the meaning of applicable Securities and Exchange Commission rules and has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background which results in his financial sophistication.

        The Audit Committee operates under a charter adopted by the Board of Directors, a copy of which is attached as Appendix A. Copies of the Charter can also be obtained free of charge by contacting the Company at the address appearing on the first page of this proxy statement, to the attention of the Chief Financial Officer. During fiscal 2004, the Audit Committee met six times.

        The Compensation Committee is comprised of Joseph Ciechanover, Lauri Hanover and Barry Cox. The function of the Compensation Committee is described in the approved charter of the committee, and includes determining the compensation of directors, senior management, and employees (subject to provisions regarding related party transactions). All members of the Compensation Committee have been determined to meet the applicable standards for independence. During fiscal 2004, the Compensation Committee met once.

        The Investment Committee is comprised of Lauri Hanover, Avi Kerbs and Joseph Ciechanover. The function of the Investment Committee is described in the approved charter of the committee, and includes reviewing and determining the cash investment policy of the cash reserves of the Company. During fiscal 2004, the Investment Committee met three times.

        The Nomination Committee is comprised of Alon Dumanis, Karey Holland and Barry Cox. The function of the Nomination Committee is described in the approved charter of the committee, a copy of which is attached as Appendix B and includes reviewing the board structure and recommending nomination of new board members. All of the members of the Nominating Committee have been determined to meet the applicable standards for independence. The Nomination Committee was established during 2005 and, therefore, did not meet in 2004.

        The Committee’s purposes are to identify individuals qualified to become members of the Board and to make recommendations to the Board for director nominees to stand for election at the annual meeting of shareholders, all in accordance with the Company’s Articles of Association, applicable laws, regulations of the Securities and Exchange Commission and other governmental authorities, rules and standards. Under the charter, the decision on the identity of nominees is to be made by the Board, with the actual electionofdirectors being made by shareholders at the general meeting. The charter does not preclude the possibility of shareholder nominations, however, and hitherto all nominations have been made by shareholders.

        In accordance with the charter, in recommending a nominee for director, the committee shall do so based on the nominee’s integrity, skill, leadership ability, financial sophistication, and capacity to help guide the Company, and based on such other considerations as the Committee shall deem appropriate. Any director candidate shall, at a minimum, possess a background that includes a solid education, extensive business, professional or academic experience and the requisition reputation, character, integrity, skills, judgment and temperament, which have prepared him or her for dealing with the multi-faceted financial, business and other issues that confront a board of directors of a corporation with the size, complexity, reputation and success of the Company.

        With respect to Dan Falk, the nominee for external director that is not an existing member of the Board, he was recommended by the Chief Executive Officer whose recommendation was adopted by the Nomination Committee.

Committee Meetings and Meetings of the Board of Directors

        During fiscal 2004, the Board of Directors held seven meetings and acted three times by unanimous consent in writing. During fiscal 2004 all incumbent directors attended in person or by conference call at least 75% of the total number of meetings of the Board of Directors and meetings of the committees of the Board of Directors on which they served during their incumbency.

Compensation of Directors and Senior Management

        The aggregate direct remuneration paid or payable to all 12 persons who served in the capacity of director or executive officer during 2004 was approximately $800,000, including approximately $150,000, which was set aside for pension and retirement benefits and including amounts expended by us for automobiles made available to our executive officers.

        The Company has approved the terms of remuneration to the external directors of the Company, according to which the external directors shall receive remuneration comprised of: an annual payment in the amount of NIS 34,122 (approximately $7,600) and an additional per meeting payment of NIS 1,270 (approximately $300). Israeli Law determines these amounts, and adherence to these amounts exempts the Company from the need to obtain the approval of the Company’s shareholders with respect to the remuneration paid to the external directors.

        On November 7, 2001, the Company’s shareholders approved payment of remuneration to the Company’s directors in the same amounts as mentioned above for the external directors. The total amount paid or payable to the directors, including external directors, for 2004 is $105,000. In 2003, this amount was $122,000.

        As of May 15, 2003, the Company entered into an agreement with Mr. Barry L. Cox according to which Mr. Cox serves as chairperson of the Company’s Board of Directors. Under the agreement, Mr. Cox is entitled to gross annual compensation of $50,000 as well as a one-time grant of an option to purchase up to 50,000 ordinary shares of the Company, at the fair market value of the shares at the time of grant. The option vests during a three year period so that a third of the entire amount granted to Mr. Cox shall be exercisable upon each anniversary of the grant.

        On May 15, 2003, the Company’s Board of Directors and Audit Committee resolved (i) that the monthly gross salary of Dr. Dishon shall be increased to 44,000 NIS (approximately $9,800) for the period February 1, 2003 through July 31, 2003 and increased to 50,000 NIS (approximately $11,120) starting on August 1, 2003 and (ii) that the monthly gross salary of Dr. Finarov shall be increased to 40,000 NIS (approximately $8,900) for the period February 1, 2003 through July 31, 2003 and increased to 44,000 NIS (approximately $9,800) starting on August 1, 2003. These changes in the terms of compensation for Drs. Dishon and Finarov were approved by our shareholders on September 1, 2003.

        On January 30, 2004, the Company’s Board of Directors and the Company’s Audit Committee approved the issuance of options to directors as set forth below.

Name of directors	Position	# of options

Giora Dishon	Director, CEO & President	65,000
Moshe Finarov	Director & CTO	55,000
Micha Brunstein	Director	10,000
Avi Kerbs	Director	10,000
Joseph Ciechanover	Director	10,000
Alon Dumanis	Director	10,000
Lauri Hanover	Director	10,000
Karey Holland	Director	10,000

        These grants were approved by the shareholders on March 31, 2004. The options were granted in March 2004 and are subject to the terms and conditions of the Company’s Option Plan 7A. The options vest over a period of between one and four years and their term may not exceed seven years from the date of grant. The exercise price of these options is $5.15 per share.

        On November 10, 2004, the Company’s Board of Directors and the Company’s Audit Committee approved the issuance of additional options to directors as set forth below.

Name of directors	Position	# of options

Giora Dishon	Director, CEO & President	70,000
Moshe Finarov	Director & CTO	60,000
Barry Cox	Chairman of the board	10,000
Micha Brunstein	Director	10,000
Avi Kerbs	Director	10,000
Joseph Ciechanover	Director	10,000
Alon Dumanis	Director	10,000
Lauri Hanover	Director	10,000
Karey Holland	Director	10,000

        These grants are subject to shareholders’ approval at the Shareholders Meeting. The options were granted in December 2004 and are subject to the terms and conditions of the Company’s Option Plan 7B. The options vest over a period of between one and four years and their term may not exceed seven years from the date of grant. The exercise price of these options is $3.40 per share.

        On July 30, 2005, the Company’s Board of Directors and the Company’s Audit Committee approved the issuance of additional options to directors as set forth below.

Name of directors	Position	# of options

Giora Dishon	Director, CEO & President	63,000
Moshe Finarov	Director & CTO	54,000
Barry Cox	Chairman of the board	9,000
Micha Brunstein	Director	9,000
Avi Kerbs	Director	9,000
Joseph Ciechanover	Director	9,000
Alon Dumanis	Director	9,000
Lauri Hanover	Director	9,000
Karey Holland	Director	9,000

        These grants are subject to shareholders’ approval at the Shareholders Meeting. When granted, the options will be subject to the terms and conditions of the Company’s Option Plan 7C. The options will vest over a period of between one and four years and their term may not exceed seven years from the date of grant. Since these options have not yet been granted, the exercise price has not yet been determined.

Options Held by Directors and Senior Management

        The following table sets forth information regarding options held by the Company’s directors, external directors and senior management as of July 1, 2005:

Name	Ordinary Share Underlying Options	Expiration Dates	Exercise Prices ($/share)

Giora Dishon (1)	255,000	6/07-11/11	2.06-7.37
Moshe Finarov (1)	225,000	6/07-11/11	2.06-7.37
8 directors and officers as a group (1)	435,210	7/06-11/11	1.13-7.37

(1)	The vesting period of each option is between one and four years from the date of grant. Other than Drs. Dishon and Finarov, the directors and officers of the Company each own less than 1% of the Company’s issued and outstanding ordinary shares.

ITEM NO. 1

PROPOSAL FOR REVIEW AND DISCUSSION OF THE COMPANY’S FINANCIAL
STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2004

        A copy of the Company’s audited financial statements for the year ended on December 31, 2004 was mailed with this Proxy Statement to shareholders of record on the Record Date, and will be presented to the shareholders at the Shareholders Meeting for review.

ITEM NO. 2

PROPOSAL FOR ELECTION OF DIRECTORS

        The Articles of Association of the Company provide that the Board of Directors shall consist of no fewer than five and no more than nine directors. Presently there are nine members of the Board of Directors. Of the nine current directors, two, Karey Holland and Lauri Hanover, were already elected to serve as external directors as required under the Israeli Companies Law – 1999 (the “Companies Law”) in 2000 and were reelected in 2003. Dr. Karey Holland’s tenure as an external director shall terminate on September 29, 2005 as a result of her resignation. The reasons for Dr. Holland’s resignation are set forth in Item No. 9 below. Pursuant to the Companies Law, external directors serve for a term of three years and may be reelected to only one additional three year term. Directors of the Company who are not elected to serve as external directors under the Companies Law become directors when they are elected by the shareholders of the Company and serve as directors until the conclusion of the next Annual General Meeting of Shareholders, unless the office is earlier vacated under any relevant provision of the Company’s Articles of Association or any applicable law. A director who is appointed by the Company’s Board of Directors shall serve until the conclusion of the next General Meeting of Shareholders or on a date on which the Board of Directors decides to terminate his tenure, whichever is earlier

        All the persons named below as nominees, apart from Dan Falk, are current members of the Company’s Board of Directors. If elected, the nominees, other than Dan Falk, the nominee for external director, will serve until the date of the subsequent annual general meeting, provided however that in the event that the general meeting does not elect at least the minimum number of directors required under the Articles of Association of the Company, then the outgoing Board of Directors shall continue its tenure until the general meeting elects at least such minimum number of directors.

        If the nominee for the position of external director, Dan Falk is elected, he will serve for a term of three years which may be renewed for only one additional three year term. His election requires the affirmative vote of a majority of the shares attending in person or voting by proxy and in addition either that (i) at least one third (33.33%) of the holders of shares who are not controlling shareholders attending in person or represented by proxy have voted in favor of his election (shares held by abstaining shareholders shall not be considered) or (ii) the aggregate number of shares voting against the election has not exceeded 1% of the Company’s voting rights. External directors may resign or may be removed from office according to applicable law. According to the Companies Law no shareholders meeting shall deliberate over the election of an external director unless the nominee has provided the company with a declaration stating that he fulfills all required terms for his nomination as an external director of the company. Such declaration was provided by Dan Falk, the nominee for external director, and is available for review at the Company’s registered office.

        According to the Companies Regulations (rules regarding compensation and expenses for an external Director) – 2000 (the “Regulations”), a resolution for the payment of cash remuneration to external directors which strictly adheres to the fixed cash amounts set forth in the second and third schedules of the Regulations (as adjusted from time to time according to the Regulations) is exempt from the need to obtain the approval of the Company’s shareholders with respect to the remuneration paid to the external directors. If elected, Dan Falk’s remuneration will strictly adhere to the fixed cash amounts set forth in the second and third schedules of the Regulations.

        An amendment to the Companies Law, which is to be effective in the near future, requires that an Israeli public company have at least two external directors at least one of which must have accounting and financial expertise and the other of which must have certain professional qualifications. Regulations are expected to be adopted giving specific criteria for such expertise and professional qualifications.

        The following table and paragraphs provide certain relevant information concerning each director and external director nominee, including past and present principal occupation:

Nominee	Age	Position

Barry Cox	65	Chairman of the Board of Directors
Giora Dishon	60	President, Chief Executive Officer, Director and Co-Founder
Moshe Finarov	53	Chief Technology Officer, Director and Co-Founder
Micha Brunstein	61	Director
Avi Kerbs	58	Director
Joseph Ciechanover	71	Director
Alon Dumanis	62	Director
Dan Falk	60	External Director

        Mr.BarryL.Cox was appointed Chairman of the Board of Directors of the Company in May, 2003. Since September, 2000, Mr. Cox has worked with Lightspeed Venture Partners in various capacities. Prior to Lightspeed, Mr. Cox was the Chairman of the Board of Quantum Effect Devices from 1998 to 2000. Mr. Cox was also the President and Chief Executive Officer of Weitek Corporation, and of ATEQ Corporation. Mr. Cox has also held various management positions with Intel Corporation, the last of which was President of Intel Europe. Mr. Cox holds a BS degree in Engineering from the US Air Force Academy and an MBA from Boston University.

        Dr.Giora Dishon is a co-founder of Nova and has served as President and Chief Executive Officer since Nova’s formation in 1993. From 1989 to 1993 he served as Thin Film and Flat Panel Display Product Line Manager at Orbot Systems and Orbotech Ltd., a manufacturer of automated optical inspection equipment. From 1986 to 1988 he was a Visiting Scientist at the Microelectronics Center of North Carolina, and from 1982 to 1986 he served as the Managing Director at AVX Israel Ltd., a manufacturer of electronic devices. Dr. Dishon holds a B.Sc. in Chemistry, a M.Sc. and a Ph.D. in Materials Science from the Hebrew University in Jerusalem.

        Dr.Moshe Finarov is a co-founder of Nova and has served as Chief Technology Officer of Nova since Nova’s formation in 1993. From 1989 to 1993 he served as Senior Physicist at Orbotech and from 1978 to 1988 he was employed at the ENIMS and PULSAR Institutes of Research in Moscow. Dr. Finarov holds a Ph.D. in Semiconductor Physics from Moscow University.

        Dr.Micha Brunstein was elected as director of Nova during November 2003 by the other members of the Board of Directors. During the years 1990 to 1999, Dr. Brunstein served as a Managing Director of Applied Materials Israel Ltd. Prior to that, Dr, Brunstein served as President of Opal Inc. and as a Director of New Business development in Optrotech Ltd. At present, Dr. Brunstein serves as the chairman and board member of several Israeli companies. Dr. Brunstein holds B.Sc. in Mathematics and Physics from the Hebrew University, Jerusalem, and M.Sc. and Ph.D. degrees in Physics from the Tel Aviv University.

        Mr.Avi Kerbs has served as a director of Nova since 1993. He serves as the president and chief executive officer of Teuza Management and Development Ltd., the management company of Teuza-A Fairchild Technology Venture Ltd., a venture capital company and has served in this capacity since 1991. Teuza-A Fairchild Technology Venture Ltd. is a major shareholder of Nova. Mr. Kerbs serves as a director of most of the companies comprising the investment portfolio of the Teuza Fund. Mr. Kerbs is also a director of DSS Inc., currently traded on Nasdaq Smallcap market and of Bioness Inc . Mr. Kerbs holds a B.Sc. in Industrial Engineering and Management and an M.Sc. in Management, both from the Technion, Israel’s Institute of Technology. Mr. Kerbs serves as a member of the Technion’s Board of Governors, is a Governor of the Haifa University Board of Governors and the Chairman of the Scientific Academic Club of the Haifa University. Mr. Kerbs was originally appointed to our board of directors by Teuza.

        Mr.Joseph Ciechanover served as a director of Nova from October 1996 until December 1998 and again from February 2000 until the present. He is the founder and president of the Challenge Fund-Etgar L.P., a venture capital firm and served as chairman of the board of El-Al Israel Airlines from 1995 until 2001. He served as a chairman of Israel Discount Bank from 1986-1993 and the president and a member of the board of directors of PEC Israel Economic Corporation, a diversified investment company. Mr. Ciechanover holds a law degree from the Hebrew University in Jerusalem, an L.L.M. from the University of California at Berkeley and a Ph.D. in philosophy from Boston University.

        Dr.Alon Dumanis, is the Chief Executive Officer of Docor International Management, a Dutch venture capital, subsidiary of The Van-Leer Group Foundation. Dr. Dumanis serves as a chairman or a member of various companies’ boards of directors. Until 2004, he was also a member of the board of El-Al Israeli Airlines (TASE-LY) and the board of Inventech (TASE-IVTC). Previously, Dr. Dumanis was the Head of the Material Command in the Israel Air Force with the rank of Brigadier General. Dr. Dumanis currently serves as chairperson and member of several national steering committees and is the author of many papers published locally and internationally in a number of subject areas, including technology and management. Dr. Dumanis holds a Ph.D. in Aerospace Engineering from Purdue University in the United States.

        Mr.Dan Falk, is a business consultant to public and private companies. During 1999 to 2000 Mr. Falk served as Chief Executive Officer and Chief Operating Officer of Sapiens International NV. Before that, Mr. Falk served as Executive Vice President of Orbotech Ltd. Mr. Falk serves as a member of various companies boards of directors such as Orbotech Ltd., NICE Systems Ltd., Ormat Technologies, Inc., Attunity Ltd., ClickSoftware Technologies, Ltd., Orad Hi-tech Systems Ltd., Jacada Ltd., DMATEK Ltd., Poalim Ventures1, Plastopil (all of which are companies publicly traded in the United States or other countries) and Netafim.

        Mr. Falk holds a BA in Economics and Political Science and an MA in Business Administration specializing in Marketing both from the Hebrew University Jerusalem.

        In the absence of instructions to the contrary, the persons named in the enclosed proxy will vote the Ordinary Shares represented thereby “For” the election of the nominees listed below. If any of such nominees is unable to serve, the persons named in the proxy will vote the Ordinary Shares for the election of such other nominees as the Company’s Board of Directors may propose. The nominees have advised that they will serve as directors, if re-elected and as an external director if elected (as the case may be).

        The following resolutions electing directors is proposed for consideration by the shareholders:

        RESOLVED, to elect Barry Cox, Joseph Ciechanover, Micha Brunstein, Avi Kerbs, Giora Dishon, Moshe Finarov and Alon Dumanis as Directors to serve until the date of the subsequent annual general meeting and to elect Dan Falk as External Director to serve for a period of three years.

        The Board of Directors expresses no recommendation as to the vote on the above resolution.

ITEM NO. 3

PROPOSAL TO APPOINT
THE INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY

        The Board of Directors has selected the accounting firm of Brightman Almagor & Co. as the independent certified public accountants of the Company for the year ending on December 31, 2005. The Board of Directors believes that the selection of Brightman Almagor & Co. as independent public accountants is appropriate and in the best interests of the Company and its shareholders. Brightman Almagor & Co. has audited the Company’s books and accounts and performed other accounting services for the Company since 1994. Brightman Almagor & Co. performed the Company’s annual audit for the fiscal year ended December 31, 2004.

        Information on fees paid to the Company’s independent public accountants may be found in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission.

        Representatives of Brightman Almagor & Co. are expected to be present at the Shareholders Meeting, and will have the opportunity to make a statement if they desire to do so. The representatives are also expected to be available to respond to appropriate questions.

        The shareholders of the Company are requested to adopt the following resolution:

        RESOLVED, to appoint Brightman Almagor & Co. as the independent auditors of the Company for the year ending December 31, 2005, and to authorize the Audit Committee to fix the remuneration of such auditors in accordance with the volume and nature of their services.

        The Board of Directors recommends that the shareholders vote “FOR” the ratification of Brightman Almagor & Co.‘s selection as the independent public accountants of the Company.

ITEM NO. 4

PROPOSAL TO AMEND THE TERMS OF STOCK
OPTION PLANS 6, 7 (7A, 7B AND 7C)

        On October 31, 2002 the Company’s shareholders approved Option Plan 6; on March 31, 2004 the Company’s shareholders approved the Framework Option Plan 7; on December 18, 2003 the Company’s Board of Directors approved sub-Option Plan 7A; on November 10, 2004 the Company’s Board of Directors approved sub-Option Plan 7B; and on July 30, 2005, the Company’s Board of Directors approved sub-Option Plan 7C (collectively, the “Stock Option Plans”).

        Under the Stock Option Plans, the Company may issue to officers, directors and employees of, and certain consultants to, the Company or any subsidiary of the Company, options to acquire up to an aggregate of 2,505,000 Ordinary Shares. Options to acquire a total of 2,255,000 Ordinary Shares have been issued under the Stock Option Plans, 578,498 of which are presently vested and exercisable, 41,612 of which have been exercised, and 258,881 of which have terminated or been forfeited. The Stock Option Plans generally provide that options granted vest over a period of three to four years, with 25% of the options becoming exercisable after the first year. The Stock Option Plans also generally provide that the exercise price of options issued under the Stock Option Plans shall be the fair market value of an ordinary share on the date the options are granted.

        In December 2004, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 123(R), “Share-Based Payment” (“SFAS No. 123R”) which, when effective, replaces SFAS No. 123 and supersedes Opinion No. 25 and the related implementation guidance. SFAS No. 123R addresses accounting for equity-based compensation arrangements, including stock options. Upon implementation, entities are no longer able to account for equity-based compensation using the intrinsic value method under Opinion No. 25. Entities are required to measure the cost of employee services received in exchange for awards of equity instruments (such as stock options) at the grant date of the award using a fair value based method. This statement is effective for the Company as of January 1, 2006. Primarily in an effort to allow the Company to reduce compensation expense that might be recorded in future periods following the Company’s adoption of SFAS No. 123R, on July 1, 2005, the Board of Directors of the Company approved, subject to shareholder approval, certain amendments to Stock Options Plans 6, 7 (7A, 7B and 7C) that will permit the acceleration of the vesting of options issued pursuant to the Stock Option Plans and to permit the exercise price of options to be below fair market value, as described below.

Acceleration of Options

        Option Plan 6 provides that, subject to acceleration as described below, 25% of the granted options vest after each of the first two anniversaries of the issuance of the options, with the balance vesting after the third anniversary. Sub-Option Plans 7A, 7B and 7C provide that 25% of the issued options vest after one year, with the balance vesting at the rate of 2.083% per month for the following 36 months, for a total vesting period of four years.

        Article 2 to Exhibit A to Option Plan 6 provides that the vesting of options issued under Option Plan 6 is accelerated under the following terms: “in case that the Company’s audited financial statements for the fiscal year 2003 (the “2003 Financial Statements”), based on US GAAP, will present net income of $1,000,000 (one million United States Dollars) or more, then the Second Vesting Date shall be deemed to be the date in which the 2003 Financial Statements are approved by the Company’s Board of Directors; and in case that the Company’s audited financial statements for the fiscal year 2004 (the “2004 Financial Statements”), based on US GAAP, will present net income which represents 5% or more of the Company’s revenues, then the Final Vesting Date shall be deemed to be the date in which the 2004 Financial Statements are approved by the Company’s Board of Directors.” These financial targets were not met. Therefore, the present terms of Option Plan 6 do not permit acceleration of options granted under that plan.

        Article 10.2.3 to sub-Option Plans 7, 7A, 7B and 7C provide that “the Board may, at its sole discretion, determine that the vesting schedule may be shortened and that the vesting process shall be accelerated provided, however, that: (i) such determination shall be made prior to the issuance of any option under the Plan; (ii) such determination shall be conditioned upon the Company meeting certain net profit criteria to be affixed by the Board; (iii) such determination shall not shorten the vesting period for more than six (6) months each year and further that the entire vesting period shall be no less than three (3) years.” The Company’s Board of Directors did not make a determination that options issued pursuant to sub-Option Plans 7A and 7B should be accelerated as provided above and will not make such a determination in connection with options to be issued under sub-Option Plan 7C. Therefore, the present terms of sub-Option Plans 7A, 7B and 7C do not permit acceleration of options granted under those plans.

        The proposed amendment would replace the existing language in the Stock Options Plans regarding acceleration with the following language: “Notwithstanding anything herein to the contrary, the Board shall have sole discretion to determine that the vesting schedule may be shortened and that the vesting process shall be accelerated.” The result of the proposed amendment would be to permit the Board of Directors to accelerate the 10 vesting schedule of any stock options issued pursuant to Stock Option Plans 6, 7, 7A, 7B and 7C, in any manner it determines. Without the amendment, the vesting schedule of previously issued options issued pursuant to Stock Option Plans 7, 7A, 7B and 7C could be not be accelerated.

Exercise Price

        Presently, under the Stock Option Plans, the option “Exercise Price” is defined as “the fair Market Value of the Ordinary Shares of the Company at the time such option is granted.” “Fair Market Value” is generally defined as the closing price of the Company’s ordinary shares on the NASDAQ National Market on the last business day immediately preceding the date of grant. The proposed amendment would replace the existing definition of Exercise Price with the following definition: “Exercise Price” shall mean the Fair Market Value of the Ordinary Shares of the Company at the time such option is granted to the Employee, unless resolved otherwise by the Board.” The result of the proposed amendment would be the allow the Board of Directors to determine the exercise price of any stock option granted pursuant to Stock Option Plans 6, 7, 7A, 7B and 7C without regard to the fair market value of the stock.

        The issuance of options with exercise prices below fair market value or the re-pricing of option so that the exercise price is below fair market value could adversely affect the price of the Company’s Ordinary Shares or could have the effect of diluting the value of the Company’s outstanding ordinary shares. In providing for the vesting of options over a period of several years, the Company hoped to provide employees with further incentive to remain employed by the Company and to devote themselves to the success of the Company. The acceleration of options could reduce the benefits the Company hoped to receive by issuing options. The adverse effects to the Company and the price of its Ordinary Shares that may result from the acceleration of vesting or the pricing of options at below fair market value, if any, cannot be accurately predicted.

        The following resolution, to accept the amendments to the terms of the stock option plans, is proposed for consideration by the shareholders:

        RESOLVED, to approve the amendment of the terms of Stock Option Plans 6, 7, 7A, 7B and 7C as detailed above.

        The Board of Directors expresses no recommendation as to the vote on the above resolutions.

ITEM NO. 5

PROPOSAL TO GRANT OPTIONS TO THE COMPANY’S
DIRECTORS AND EXTERNAL DIRECTORS

Background:

        According to the Israeli Companies Law, the terms of compensation of members of the Board of Directors require approval of the Audit Committee, the Board of Directors and shareholders of the Company.

        As to compensation in stock, according to the Regulations, the Company is entitled to grant the external directors, in addition to the cash compensation described above, options to purchase Company’s shares provided that such grant is made within the framework of a stock incentive plan applicable to all other directors in the Company and further provided that the amount of shares granted or purchasable under the terms of such option shall be no less than the minimum amount of shares purchasable by any other director and shall not exceed the average amount of shares purchasable by all directors. According to the Companies Law, the transactions set forth in this paragraph, are subject to the approval of the following corporate organs: (i) the Company’s Audit Committee; (ii) the Company’s Board of Directors; and (iii) the Company’s shareholders.

        Accordingly, On November 10, 2004, the Company’s Audit Committee (in which all directors, including both external directors, notified the Company of their personal interest in the approval of said resolution) and the Company’s Board of Directors (in which all directors, including both external directors, notified the Company of their personal interest in the approval of said resolution) approved the issuance of options to directors as set forth below:

Name of directors	Position	# of options

Giora Dishon	Director, CEO & President	70,000
Moshe Finarov	Director & CTO	60,000
Barry Cox	Chairman of the board	10,000
Micha Brunstein	Director	10,000
Avi Kerbs	Director	10,000
Joseph Ciechanover	Director	10,000
Alon Dumanis	Director	10,000
Lauri Hanover	External Director	10,000
Karey Holland	External Director	10,000

        The options were granted in December 2004 and are subject to the terms and conditions of the Company's Option Plan 7B. Subject to any permitted acceleration of vesting, the options vest over a period of between one and four years and their term may not exceed seven years from the date of grant. The exercise price of these options is $3.40 per share.

        Furthermore, On July 30, 2005, the Company's Audit Committee (in which all directors, including both external directors, notified the Company of their personal interest in the approval of said resolution) and the Company's Board of Directors (in which all directors, including both external directors, have notified the Company of their personal interest in the approval of said resolution), approved the grant of options to directors as set forth below:

Name of directors	Position	# of options

Giora Dishon	Director, CEO & President	63,000
Moshe Finarov	Director & CTO	54,000
Barry Cox	Chairman of the board	9,000
Micha Brunstein	Director	9,000
Avi Kerbs	Director	9,000
Joseph Ciechanover	Director	9,000
Alon Dumanis	Director	9,000
Lauri Hanover	Director	9,000
Karey Holland	Director	9,000

        The grant of any options described in the chart above will be subject to the terms and conditions of the Company’s Option Plan 7C. Subject to any permitted acceleration of vesting, the options vest over a period of between one and four years and their term may not exceed seven years from the date of grant. The exercise price of these options will be the fair market value of the Company’s shares on the date of grant, provided that the Board of Directors may set a different exercise price if the proposal set forth in Item 4 above is approved by the shareholders.

        Any grant of options under Option Plan 7C will also be subject to receipt of a letter of consent from the Israeli Securities Committee, receipt of a letter of consent from the Tel-Aviv Stock Exchange and the effectiveness of a Registration Statement on Form S-8 with respect to the ordinary shares underlying the options.

        The following resolution is proposed for consideration by the shareholders:

        RESOLVED, to approve the grant of options to certain Directors of the Company as set forth in this Item No. 5.

        The Board of Directors expresses no recommendation as to the vote on the above resolution.

ITEM NO. 6

PROPOSAL TO ALLOW THE BOARD OF DIRECTORS TO ACCELERATE
UNVESTED OPTIONS PREVIOUSLY GRANTED TO DIRECTORS OF THE
COMPANY UNDER PLANS 6, 7A AND 7B

        According to the Israeli Companies Law, the terms of compensation of members of the Board of Directors require approval of the Audit Committee, the Board of Directors and shareholders of the Company.

        On July 30, 2005, the Company’s Board of Directors (in which all directors, including both external directors, notified the Company of their personal interest in the approval of said resolution) and the Company’s Audit Committee (in which all directors, including both external directors, notified the Company of their personal interest in the approval of said resolution), approved the recommendation of the Company’s Compensation Committee to grant the members of the Board of Directors the option to accelerate, all or part of, unvested options from Plans 6, 7A and 7B as follows:

Last Name	First Name	Grant Date	Exercise Price $	Granted	Unvested	Vested & Exercisable

Domanis	Alon	Mar-04-Dec-04	3.4-5.15	20,000	16,864	3,136
Brunsten	Micha	Mar-04-Dec-04	3.4-5.15	20,000	16,864	3,136
Ciechanover	Joseph	Feb-03-Dec-04	2.06-5.15	30,000	21,864	8,136
Hanover	Lauri	Feb-03-Dec-04	2.06-5.15	30,000	21,864	8,136
Kerbs	Avi	Feb-03-Dec-04	2.06-5.15	30,000	21,864	8,136
Holland	Karey	Feb-03-Dec-04	2.06-5.15	30,000	21,864	8,136
Cox	Barry	May-03-Dec-04	2.68-3.4	60,000	26,667	33,333
Dishon	Giora	Feb-03-Dec-04	2.06-5.15	195,000	144,682	50,318
Finarov	Moshe	Feb-03-Dec-04	2.06-5.15	165,000	122,818	42,182

        In December 2004, the FASB issued SFAS No. 123(R) which, when effective, replaces SFAS No. 123 and supersedes Opinion No. 25 and the related implementation guidance. SFAS No. 123R addresses accounting for equity-based compensation arrangements, including stock options. Upon implementation, entities are no longer able to account for equity-based compensation using the intrinsic value method under Opinion No. 25. Entities are required to measure the cost of employee services received in exchange for awards of equity instruments at the grant date of the award using a fair value based method. This statement is effective for the Company as of January 1, 2006. Primarily in an effort to reduce compensation expense that might be recorded in future periods following the Company’s adoption of SFAS No. 123R, the Company’s Board of Directors and Audit Committee have approved, upon recommendation by the Compensation Committee, that the Board of Directors be given the option to accelerate unvested options previously granted to Directors of the Company pursuant to Plans 6, 7A and 7B, as set forth above.

        The following resolution is proposed for consideration by the shareholders:

        RESOLVED, to allow the Directors of the Company the option to accelerate, all or part, of unvested options previously granted to Directors of the Company, under Plans 6, 7A and 7B, as set forth in this Item No. 7.

        The Board of Directors expresses no recommendation as to the vote on the above resolution.

ITEM NO. 7

PROPOSAL TO APPROVE THE TERMS OF EMPLOYEES STOCK OPTION PLAN NO. 8

Background:

        On July 1, 2005, the Company’s Board of Directors adopted an Employee Stock Option Plan 8 (the “Plan”).

        Following is a summary of the material terms of the Plan:

—	Under the Plan, the Company may grant options to purchase up to an aggregate amount of 2,500,000 Ordinary Shares, subject to customary adjustments for events such as stock splits;
—	Term of Plan – 10 years after the date it was adopted, as detailed in the Plan, unless earlier terminated in accordance with the provisions of the Plan;
—	Persons eligible to receive grants of options – Stock Options may be granted to “Employees.” Employees are defined under the plan as “any person, including officers, directors and Consultants (as defined under the Plan), employed by or serving for the Company or Subsidiary of the Company”;

—	Vesting Period – 25% of the options shall be exercisable 12 months after the date of grant (the “Initial vesting Date”); the remainder of the options shall be exercisable on a monthly basis so that at the end of each month after the Initial Vesting Date the optionee shall be entitled to exercise 2.083% of the optioned stock; the Board has the discretion to determine that the vesting schedule may be shortened and the vesting process accelerated;
—	Trustee – Option awards and/or Ordinary Shares issued upon exercise of the options will be held in trust by a Trustee who will hold the same pursuant to the Company’s instructions from time to time, and in accordance with the terms of the Plan;
—	Exercise Price – The exercise price will be the fair market value of the Ordinary Shares of the Company at the time the option is granted to the employee (as such term is defined in the Plan), unless resolved otherwise by the Board; generally, fair market value will be determined by the closing price of the Ordinary Shares on the NASDAQ National Market on the business day immediately preceding the date of grant.
—	Change of Control Events – In the event of consummation of a change of control event, such as the sale of all or substantially all of the Company’s assets, each option issued under the Plan that is then outstanding shall be deemed to have been held for a period which is one year longer than the actual period such option has been held;
—	Administration – The Plan shall be administered by the Board. The Company’s Compensation Committee is appointed as the Committee under the Plan and shall administer the Plan on behalf of the Board, subject to the terms and provisions of the Compensation Committee Charter, the Plan, and any applicable law. The Compensation Committee shall continue to administer the Plan unless and until otherwise directed by the Board. The Board may appoint a Committee other than the Compensation Committee consisting of not less than three independent Board members to administer the Plan on behalf of the Board, subject to such terms and conditions as decided by the Board. Once appointed, the Committee shall continue to serve until otherwise directed by the Board. The Board may increase the size of any Committee appointed as abovementioned, remove members (with or without cause) and appoint new members in substitution therefore, fill vacancies however caused or remove all members of the Committee and thereafter administer the Plan;
—	Use of funds – The proceeds received by the Company from the sale of shares pursuant to the Options granted under the Plan will be used for general corporate purposes of the Company or any subsidiary of the Company;
—	Shareholder approval – The Plan has been adopted by the Company’s Board of Directors, but is conditioned upon approval by the Company’s shareholders; if not so approved, any options issued under the plan shall be invalidated and may not be exercised under any circumstances;
—	Amendment and Termination – Subject to certain conditions as detailed in the Plan, and any applicable law, the Board may at any time amend, alter, suspend or discontinue the Plan from time to time in such respects as the Board may deem advisable. Any such amendment or termination of the Plan shall not affect options already granted, and such options shall remain in full force and effect as if the Plan had not been amended or terminated, unless mutually agreed otherwise between the optionee and the Board, which agreement must be in writing and signed by the optionee and the Company.

        A copy of Plan 8 is attached to this Proxy Statement as Appendix C.

        The following resolution is proposed for consideration by the shareholders:

RESOLVED to approve the terms of Employee Stock Option Plan No. 8.

        The Board of Directors recommends that the shareholders vote “FOR” the approval of the Plan No. 8.

ITEM NO. 8

PROPOSAL TO APPROVE THE CONTINUATION OF THE TERMS
OF INDEMNIFICATION AND EXCULPATION LETTERS GRANTED TO DIRECTORS OF
THE COMPANY IN AUGUST 2002, UNTIL THE ADOPTION OF NEW TERMS IN
CONFORMITY WITH THE 2005 AMENDMENT TO THE COMPANIES LAW

Background to resolution of shareholders – October 2002:

        According to the Companies Law (prior to the 2005 amendment), the Company was entitled to effect a directors’ and officers’ (jointly hereinafter referred to in this Item 8 as “Officers”) liability insurance policy and to undertake to indemnify its Officers with respect to certain actions taken in their capacity as Officers if its Articles of Association authorized the Company to do so and provided that the actions were approved by the Audit Committee, the Board of Directors and, with respect to the members of the Board of Directors, also by the shareholders of the Company. Pursuant to Chapter F, Section 8.2 of the Company’s Articles of Association, the Company is authorized to take such actions. Accordingly, the Audit Committee and the Board of Directors resolved and adopted the following resolutions on May 8, August 14, and September 5, 2002, respectively:

1.	To effect an Officers’ liability insurance policy with coverage (for all Officers) in an aggregate amount for all losses of up to $5,000,000 US for the period commencing on May 1, 2002 and ending on April 30, 2003, which principal terms are as follows:

a.	Coverage: (i) Officers’ liability for acts and omissions relating to their status as Officers; and (ii) corporate reimbursement for amounts paid by the Company to Officers as indemnification to the extent permitted under law;
b.	Premium: $165,000 + 1.5% tax;
c.	Retention: (i) with respect to Officers’ liability – none; and (ii) with respect to corporate reimbursement – $35,000 with respect to the United States and Canada;
d.	Territorial scope and jurisdiction: World wide including the United States and Canada;
e.	Major Exclusions: the policy excludes claims (i) made by a major shareholder (owning more than 15% of the Company’s voting shares (ii) claims made against the insured parties for failure to provide professional services for others for a fee (iii) claim based upon infringement of any third party intellectual property rights. A complete copy of the insurance policy may be viewed at the Company’s offices and will be provided to shareholders upon request.

2.	To undertake to indemnify the Company’s Officers in the aggregate amount of up to $15,000,000 and under the terms set forth in the Indemnification Letter attached as Annex D.

        The shareholders, on October 31, 2002, resolved to approve the terms of indemnification of and insurance for the directors and officers of the Company, to the extent such terms concern the directors of the Company, as set forth in Item 4 of the Company’s Proxy Statement and ancillary documents from 2002.

Amendment to the Companies Law – March 2005

        Under the Companies Law (Prior to the amendment), a company could not indemnify its Officers against the following: (i) breaches of fiduciary duty to the Company (other than with respect to actions made in good faith and upon reasonable grounds that such action shall not adversely affect the Company); (ii) breaches of the duty of care which were made either intentionally or recklessly; (iii) an action intended to produce unlawful personal profit; or (iv) a fine imposed upon the Officer. The Company’s insurance policy and the indemnification agreement were drafted accordingly.

        In March 2005, as part of a wide-ranging amendment, the provisions of the Companies Law relating to indemnification and exculpation of officers and directors of a company were also amended. The main features of this amendment are as follows:

1.	A prohibition against indemnifying directors for breach of their fiduciary duty in the event of a distribution of dividends or the repurchase of shares by the company;
2.	Extension of indemnification to cover expenses relating to proceedings against officers of the company for actions or omissions arising from their duties as officers of the company;

3.	Limitation of indemnification only to events and amounts which are reasonable and foreseeable in light of the activity of the company in the opinion of the board of directors, which events and amounts should be specified in the indemnification provided by the Company; and
4.	Allowing indemnification for negligent breach of officers’ fiduciary duty (as opposed to intentional or reckless breach).

        In light of the above amendments to the Israeli Companies Law, the Company is considering amending its Articles of Association and approving and adopting new indemnification and exculpation letters to be granted to the Directors of the Company so that such letters shall comply with the new amended law requirements. Since such new indemnification and exculpation letters shall require consulting with applicable external consultants so as to ensure compliance with the new legal requirements and since such letters require the prior approval of the Company’s Audit Committee and the Board of Directors, and (only then) the Company’s shareholders, the terms of the existing indemnification and exculpation letters should be extended continue so as to continue to apply for so long as the Company continues to act and execute its regular line of business. The indemnification and exculpation letters are in the form attached hereto as Appendix D and obligate the Company to indemnify the Company’s officers and directors in the aggregate amount of $15,000,000.

        As a result of the above, the following resolution is proposed for consideration by the shareholders.

        RESOLVED: To approve the continuation of the terms of indemnification of and insurance for the directors and officers of the Company, to the extent such terms concern the directors of the Company, as set forth in Item 8 of the Company’s Proxy Statement and ancillary documents, until the adoption of new terms to be prepared and approved by the Audit Committee and the Board of Directors in conformity with the 2005 amendment to the Companies Law, which terms to be presented for the approval of the shareholders at the earliest opportunity.

        The Board of Directors recommends approving the above resolution.

ITEM NO. 9

PROPOSAL TO APPROVE THE EXTENSION OF THE PERIOD DURING WHICH DR.
HOLLAND MAY EXERCISE HER OPTIONS TO A PERIOD OF 180 DAYS FROM THE
DATE OF TERMINATION OF DR. HOLLAND’S TENURE AS A DIRECTOR AND
EXTERNAL DIRECTOR.

        Under the Stock Option Plans, in the event of termination of an option holders status as a director, the option holder may exercise options to the extent exercisable at the date of termination within a period of one month after termination (or shorter time as may be specified at the grant), but in no event later than the date of expiration of the term of the options as set forth in the relevant option agreement.

        Dr. Karey Holland has submitted to the Company a letter of resignation stating that her decision to resign as a director stems entirely from the additional time pressure which her duties as a director at the Company have entailed in attending the meetings of the Board of Directors in Israel on a regular basis as well as requirements of other duties that she has taken upon herself in connection with other matters.

        The Company’s Board of Directors and Audit Committee have approved, upon recommendation by the Compensation Committee, that the Board of Directors be given the option to approve an extension of the period in which Dr. Holland may exercise her options, from a period of one month to a period of 180 days, from the date of termination of Dr. Holland’s tenure as a director and external director.

        The following resolution is proposed for consideration by the shareholders:

        RESOLVED, to approve the extension of the period in which Dr. Holland may exercise her Options to a period of 180 days from the date of termination of Dr. Holland’s tenure as a director and external director.

        The Board of Directors expresses no recommendation as to the vote on the above resolution.

Additional Information

Beneficial Ownership of Securities by Certain Persons

        The following table shows the number of ordinary shares beneficially owned by persons known by us to own beneficially more than five percent of the Company’s Ordinary Shares, as of July 1, 2005:

Name	Number of Ordinary Shares Beneficially Owned*	Percentage of Ordinary Shares Beneficially Owned

Clal Electronics Industries Ltd. (1)	2,823,584	18.3%
Inventech Investments Co. Ltd. (2)	833,974	5.4%
Teuza-- A Fairchild Technology Venture Ltd. (3)	1,661,327	10.8%
Teuza Management & Development (1991) Ltd. (3)	1,661,327	10.8%
Austin W. Marxe & David Greenhouse (4)	2,094,277	13.6%
Tamir Fishman Ventures II, L.L.C. (5)	1,175,600	7.6%
Shai Saul (5)	1,175,600	7.6%
Michael Elias (5)	1,182,850	7.7%
Tamir Fishman & Co. Ltd. (5)	1,180,700	7.7%
Eldad Tamir (5)	1,180,700	7.7%
Danny Fishman (5)	1,180,700	7.7%
Giora Dishon (6)	820,913	5.3%

*	Unless specifically stated otherwise, the information provided hereinabove and in the notes is based upon information contained in filings made by the named person with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Regulation 13D-G.
(1)	The following information is contained in Schedule 13D (Amendment No. 2) filed by, among others, Clal Electronics Ltd.: each of Clal Electronics Industries Ltd., Clal Industries and Investments Ltd., IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner (Chairman of Clal Industries), Shelly Dankner-Bergman (Director of Clal Industries), Avraham Livnat and Ruth Manor reported having shared voting and dispositive control over 2,823,584 shares. The business address of each of these persons is 3 Azrieli Center, Triangle Tower, Tel Aviv, 67023, Israel.
(2)	The business address of Inventech Investments Co. Ltd. is 19 Brodetsky Street, Tel Aviv, 69051, Israel.
(3)	As reported on the Schedule 13G (Amendment No. 3) filed by Teuza-A Fairchild Technology Venture Ltd. (“TFTV”) and Teuza Management & Development (1991) Ltd. (“TMD”) on February 13, 2004, TFTV and TMD. These shareholders share the voting power over 1,661,327 shares. The business address of each of these persons is 49 Ha’ Histadrut Blvd., Haifa Bay, Haifa, Israel.
(4)	As reported on the Schedule 13G (Amendment 3) filed by Messrs. Marxe and Greenhouse on March 17, 2004, the amount indicated includes 477,178 shares held by Special Situations Cayman Fund, L.P., 70,831 shares held by Special Situations Technology Fund, L.P., 356,969 shares owned by Special Situations Technology Fund II, L.P. and 1,189,299 shares held by Special Situations Fund III, L.P. The business address of Messrs. Marxe and Greenhouse is 153 East 53rd Street, New York, NY 10022.

(5)	The following information is contained in a Schedule 13G (Amendment No. 2) filed by, among others, Tamir Fishman Ventures II, LLC (“TFV”), on March 30, 2005: (a) Five limited partnerships and a corporation directly beneficially own, in the aggregate, 1,175,600 shares; (b) TFV beneficially owns 1,175,600 shares as the sole general partner of the five limited partnerships and by virtue of its management rights with respect to a corporation ; (c) Shai Saul, is a managing member of TFV; (d) Michael Elias is a managing member of TFV and reports having sole voting and dispositive power over an additional 7,250 shares; (d) Tamir Fishman & Co. Ltd is a managing member of TFV and reports directly owning 5,100 additional shares; (e) Eldad Tamir and Danny Fishman are each Co-President and Co-CEO of Tamir Fishman & Co. Ltd. The total number of shares beneficially owned collectively in this group is 1,182,850. The business address of each of these persons is 46 Rothschild Blvd., Tel Aviv 66883 Israel.
(6)	Includes Ordinary Shares held in trust under Israeli tax law for the benefit of the named shareholder and 113,871 Ordinary Shares subject to options that are currently exercisable or exercisable within 60 days of July 1, 2005. Dr. Dishon’s business address is Weizmann Science Park, P.O. Box. 266, Rehovoth, 76100, Israel

Voting Procedures

        The presence, in person or by their representative or by proxy, of at least two shareholders, who hold in the aggregate at least one third (33.33%) of the Company’s outstanding Ordinary Shares entitled to vote at the Annual General Meeting is necessary to establish a quorum for the transaction of business. Ordinary Shares represented by proxies pursuant to which votes have been withheld from any nominee for director, or which contain one or more abstentions or broker “non-votes,” are counted as present for purposes of determining the presence or absence of a quorum for the Shareholders Meeting. A “non-vote” occurs when a broker or other nominee holding shares for the beneficial owner votes on one proposal, but does not vote on another proposal because the broker does not have discretionary voting power and has not received instructions from the beneficial owner.

        Approval of each proposal, other than with respect to the election of the Company’s external directors, requires the affirmative majority of fifty percent (50%) of the total number of votes at the meeting present in person or represented by proxy.

        Abstentions, as well as broker “non-votes” are not considered to have been voted for a matter and have the practical effect of reducing the number of affirmative votes required to achieve a majority for the approval of such matter by reducing the total number of Ordinary Shares from which the majority is calculated.

        Approval of proposal to elect the external directors and to terminate an external director’s tenure, requires the affirmative vote of a majority of the shares present, in person or represented by proxy, and voted on that matter and in addition either that (i) at least one third (33.33%) of the holders of shares who are not controlling shareholders attending in person or represented by proxy have voted in favor of the proposal (shares held by abstaining shareholders shall not be considered) or (ii) the aggregate number of shares voting against the proposal has not exceeded 1% of the company’s voting rights.

Expenses and Solicitation

        All costs of solicitation of proxies will be borne by the Company. In addition to solicitations by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, telegraph and personal interviews. Brokers, custodians and fiduciaries will be requested to forward proxy soliciting material to the owners of stock held in their names, and the Company will reimburse them for their reasonable out-of-pocket costs. Solicitation by directors, officers and employees of the Company may also be made of some stockholders in person or by mail, telephone or telegraph following the original solicitation.

Annual Report on Form 20-F

        The Company will provide without charge to each person solicited by this Proxy Statement, on the written request of such person, a copy of the Company’s Annual Report on Form 20-F, including financial statements and schedules thereto, as filed with the United States Securities an Exchange Commission for its most recent fiscal year. Such written request should be directed to Chai Toren, Chief Financial Officer at the address of the Company set forth on the first page of this Proxy Statement.

Appendix A

Nova Measuring Instruments Ltd.

Audit Committee Charter

A.	PURPOSE

The Audit Committee of Nova Measuring Instruments Ltd. (the “Company”) is a standing committee of the Board of Directors. The primary objective of the Audit Committee is to assist the Board of Directors’ oversight of: the Company’s accounting practices; the integrity of the Company’s financial statements; the Company’s accounting and financial reporting processes; the Company’s compliance with legal and regulatory requirements; the independent auditor’s qualifications, independence, and performance; audits of the Company’s financial statements; the internal audit function;and to locate deficiencies in the business management of the Company, among other things, in consultation with the Company’s auditors and internal auditors and to suggest to the Board of Directors the measures to be taken regarding such deficiencies.

B.	MEMBERSHIP, STRUCTURE AND ADMINISTRATION

1.	Size and Member Qualifications – The Audit Committee shall consist of at least three members of the Board of Directors, none of which are the chairman of the Board of Directors, and all of whom shall be independent of management and the Company free of any relationship that, in the opinion of the Board of Directors, would interfere with the member’s exercise of independent judgement as a committee member and shall satisfy the applicable independence requirements as defined by the rules of The NASDAQ Stock Market, Inc. (“NASDAQ”), Israeli Companies Law 1999 (Israeli Companies Law) and Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder. All external directors of the Company, nominated under the Israeli Companies Law – 1999, (the “Israeli Companies Law”), shall be members of the Audit Committee. Each member of the Audit Committee shall meet the financial literacy requirements of the applicable NADSAQ rules and the Israeli Companies Law. At least one member of the Audit Committee shall be an “audit committee financial expert” (as defined by applicable Securities and Exchange Commission Rules) and “financially sophisticated” (as defined by applicable NASDAQ rules).

2.	Board of Directors Authority – Members of the Audit Committee shall be appointed by the Board of Directors. The Audit Committee shall report regularly to the Board of Directors. The Board of Directors may remove members of the Audit Committee from such committee with or without cause.

3.	Chair – Unless the Board of Directors elects a Chair of the Audit Committee, the Audit Committee shall elect one by majority vote.

4.	Compensation – No member of the Audit Committee may receive, directly or indirectly, any compensation from the Company other than director’s fees (in cash and/or company shares or options or in-kind consideration).

5.	Meetings – The Audit Committee shall meet on a schedule and in a manner the Audit Committee shall establish, provided that the Audit Committee meets no less frequently than once per quarter. The Audit Committee may also act by unanimous written consent in lieu of a meeting. Periodically, the Audit Committee shall meet separately with: the independent auditor, members of the Company’s management, and the Company’s internal auditor. The internal auditor shall receive notices of, and be entitled to attend meetings of the Audit Committee. Upon request from the internal auditor the Committee Chairman shall convene a meeting, in accordance to applicable law, the Audit Committee on the subject designated by the internal auditor. A special meeting of the Audit Committee may be called on not less than 24 hours notice at any time by the Chairman. The Audit Committee shall keep such records of its meetings, as it shall deem appropriate.

6.	The Audit Committee may form one or more subcommittees, as it deems appropriate from time to time under the circumstances, to make recommendations to the Audit Committee.

7.	Authority – The Audit Committee shall maintain unrestricted communication with the independent auditors, the Company’s internal audit function personnel, counsel and financial management to assure that each understands and accepts its responsibilities for direct communication with the Audit Committee as appropriate. The Audit Committee shall have full access to the books and records of the Company, as well as full access to interview employees, if necessary.

8.	Performance and Charter Evaluations –The Audit Committee shall maintain this Audit Committee Charter and obtain the approval of the Board of Directors for all revisions or changes to the Charter. The Audit Committee shall review and reassess the adequacy of the Charter as conditions dictate, but at least annually.

C.	RESPONSIBILITIES AND DUTIES

1.	General – Management is responsible for the preparation, presentation, and integrity of the Company’s financial statements and for the appropriateness of the accounting principles and reporting policies that are used by the Company. The independent auditors are responsible for auditing the Company’s financial statements and for reviewing the Company’s unaudited interim financial statements. The authority and responsibilities set forth in this Charter do not reflect or create any duty or obligation of the Audit Committee to plan or conduct any audit, to determine or certify that the Company’s financial statements are complete, accurate, fairly presented, or in accordance with generally accepted accounting principles or applicable law, or to guarantee the independent auditor’s report.

Nothing in this charter shall derogate in any way any authority granted to and/or obligation imposed upon any other body pursuant to the Israeli Companies Law and/or the Company’s Articles of Association.

2.	Oversight of Independent Auditors

A.	Subject to any required shareholder ratification, the Audit Committee shall be directly responsible for appointing, evaluating and, when necessary, terminating the Company’s independent auditors. The Audit Committee is also directly responsible for overseeing the work of the independent auditors, including the resolution of disagreements between Company management and the independent auditors regarding financial reporting. The independent auditors shall report directly to the Audit Committee.

B.	Compensation – Subject to any required shareholder ratification, the Audit Committee shall be directly responsible for setting compensation of the independent auditors. The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the compensation of the independent auditor. When the Audit Committee sets the compensation of the independent auditors, the Audit Committee shall report the compensation of the independent auditors to the Board of Directors.

C.	Independence – On a periodic basis, but no less frequently than annually, the Audit Committee shall obtain from the independent auditors a formal written statement delineating all their relationships with the Company or professional services that may impact their objectivity and independence, including those required to be disclosed by the Independence Standards Board’s Standard No.1. In addition, the Audit Committee shall review with the independent auditors the nature and scope of any disclosed relationships or professional services and shall take such other actions as are appropriate to oversee the independence of the auditors.

D.	Preapproval of Services – The Audit Committee shall pre-approve all audit, internal control-related and non-audit services to be provided to the Company by the independent auditors, subject to the deminimisexception for non-audit services that are approved by the Audit Committee prior to completion of the audit. The Audit Committee shall cause the Company to disclose in its SEC periodic reports, to the extent necessary or appropriate, the approval by the Audit Committee of any non-audit services to be performed by the independent auditor.

E.	Review Scope of Services – The Audit Committee shall meet with the independent auditors and financial management of the Company to review the scope of the proposed audit and timely quarterly reviews for the current year and the procedures to be utilized. This review shall include an evaluation of the adequacy of the auditor’s staffing and compensation.

F.	Discussion of Independent Auditors’ Comments and Recommendations – The Audit Committee shall meet with the independent auditors to review their comments and recommendations with respect to:

—	internal accounting controls;
—	audit difficulties, including restrictions on the scope of the independent auditors' activities or access to requested information or significant disagreements with management;
—	analyses prepared by management and/or the independent auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative GAAP methods;
—	the effect of regulatory and accounting initiatives, as well as off balance sheet structures; and
—	other matters relating to the accounting procedures and records of the Company.

The Audit Committee shall also review with the independent auditors the consideration given by management to such and any corrective action taken by management with respect thereto.

G.	Interim Financial Information – The Audit Committee shall direct the independent auditor to use its best efforts to perform all reviews of interim financial information prior to disclosure by the Company of such information and to discuss promptly with the Audit Committee and the Chief Financial Officer any matters identified in connection with the auditor’s review of interim financial information which are required to be discussed by applicable auditing standards.

3.	Review of Financial Data and Disclosures

A.	Review of Quarterly Reviewed and Annual Audited Financial Data – The Audit Committee shall review and discuss the financial data in the quarterly financial statements and annual report, including the Company’s disclosures under “Operating and Financial Review and Prospects”; any accompanying opinions of the independent auditors; and matters required to be discussed by applicable auditing standards with financial management and the independent auditors and report thereon to the Board of Directors prior to the release, by public filing or other public disclosure, of earnings.

B.	Review of Auditor Reports –The Audit Committee shall review and evaluate reports required to be made by the independent auditor with respect to critical accounting policies and practices; alternative treatments of financial information within generally accepted accounting principles that have been discussed with Company management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and other material written correspondence between Company management and the independent auditor, such as a management letter or schedule of unadjusted differences.

C.	Review of Earnings Release and Other Financial Information – The Audit Committee shall discuss generally the types of information to be disclosed in the Company’s earnings press releases, as well as in financial information and earnings guidance provided to analysts, rating agencies and others.

4.	Review of Internal Reports and Processes

A.	Review of Internal Audit Function – The Audit Committee shall review and evaluate the activities and recommendations of the Company’s internal audit function and the responses of the Company to such recommendations, including the independence and authority of the function. The Audit Committee is responsible for reviewing the scope of the internal audit function, as well as its staffing and compensation.

B.	Oversight of Company’s Internal Control Processes – The Audit Committee shall coordinate the Board of Director’s oversight of the Company’s significant internal control processes, including the process of preparing the interim and annual financial results; disclosure controls and procedures; internal audit function; and code of business conduct and ethics. The Audit Committee shall receive and review the reports of the Chief Executive Officer and Chief Financial Officer as required.

C.	Succession Planning Process – The Audit Committee shall review and evaluate the performance and the succession planning process for the Company’s finance and accounting personnel.

D.	Procedure for Complaints – The Audit Committee shall establish procedures to provide for (i) receiving, tracking, retaining and treating complaints received by the Company regarding employee reports of confiicts of interest; unethical or illegal activities; or accounting, internal accounting controls or auditing matters and (ii) the confidential, anonymous submission by employees of the Company of concerns regarding such matters and any other questionable accounting or auditing matters. The Audit Committee shall establish procedures for the reporting of such matters, when significant, to the Board of Directors.

E.	Discussion with Company Counsel – The Audit Committee shall review periodically legal, environmental, code of ethics, and related matters with the Company’s counsel.

F.	Hiring Policies – The Audit Committee shall establish policies regarding the hiring of employees or former employees of the Company’s independent auditors.

5.	Administration

A.	Audit Committee Independence – Periodically, the Audit Committee shall make inquiry of each member of the Audit Committee to confirm compliance with applicable independence requirements.

B.	Outside Consultants – The Audit Committee shall retain independent counsel or other advisors it deems necessary in special cases to carry out its responsibilities. The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the compensation of such advisors.

C.	Administrative Expenses – The Audit Committee is empowered, without further action by the Board of Directors, to cause the Company to pay the ordinary administrative expenses of the Audit Committee it deems necessary or appropriate to carry out its duties.

D.	Report to Board of Directors – The Audit Committee shall report regularly, but no less than annually or more frequently as circumstances require, to the Board of Directors concerning the Audit Committee’s actions since the previous report and the Audit Committee’s agenda for the ensuing year, which report shall contain recommendations as appropriate.

E.	Audit Committee Report – The Audit Committee shall prepare an annual committee report as necessary or appropriate under the rules and regulations of the SEC.

F.	Annual Self-Evaluation – At least annually, the Audit Committee shall evaluate its own performance.

6.	Other Responsibilities

A.	Review of Other Outside Reports – The Audit Committee shall review reports received from regulators and other legal and regulatory matters that have been brought to the attention of the Audit Committee and that may have a material effect on the financial statements or related company compliance policies.

B.	Other investigations – The Audit Committee shall conduct or authorize investigations into any matter brought to the Audit Committee’s attention within the scope of its duties, including anything as may be referred to the Audit Committee by the Board of Directors.

C.	Related Party Transactions – All related party transactions shall be subject to Audit Committee review and approval, subject, if applicable, to ratification by the Board of Directors and/or shareholders.

D.	Other Matters – The Audit Committee shall consider such other matters in relation to the financial affairs of the Company as the Audit Committee may, in its discretion, determine to be advisable.

E.	Additional Powers – The Audit Committee shall have such other duties as may be delegated from time to time by the Board of Directors.

F.	Availability of Charter – This Charter shall be posted on the Company’s website or otherwise be made publicly available in accordance with applicable legal requirements.

Appendix B

NOVA MEASURING INSTRUMENTS LTD.

NOMINATING COMMITTEE CHARTER

        This Charter has been adopted by the Board of Directors (the “Board”) of Nova Measuring Instruments Ltd. (the “Company”) to govern its Independent & Nominating Committee (the “Committee”), which shall have the authority, responsibility and powers described below.

PURPOSES

        The Committee’s purposes are to identify individuals qualified to become members of the Board and to make recommendations to the Board for director nominees to stand for election at the next annual meeting of shareholders; all in accordance with the Company’s Articles of Association, applicable laws, regulations of the Securities and Exchange Commission and other governmental authorities, applicable rules and standards of the Nasdaq Stock Market Inc. (“Nasdaq”) and/or any other stock exchange where the Company’s securities are from time to time listed (collectively: “Applicable Requirements”).

GOALS AND RESPONSIBILITIES

        The Committee shall perform its duties in a manner consistent with the criteria set forth in this Charter for selecting new directors.

        The Committee shall: conduct searches for new candidates for Board membership as necessary or advisable; subject to Article III of this Chartere, establish policies and procedures for the consideration of nominees for Board membership recommended by shareholders; and recommend to the Board a slate of director nominees to be elected at each annual meeting of the Company’s shareholders, or if applicable, at any special meeting of the Company’s shareholders. The Committee may consider nominees proposed by the Company’s management but is not required to do so.

        The Committee shall, from time to time: evaluate the appropriate size of the Board and recommend any increase or decrease with respect thereto; evaluate the composition of the Board and recommend any changes to such composition so as to best reflect the objectives of the Company and the Board; and recommend candidates to fill vacancies or new positions on the Board, as necessary or advisable.

        The Committee shall review this Charter from time to time for adequacy and recommend any changes to the Board for approval. This Charter shall be published or otherwise made publicly available to the extent required by Applicable Requirements.

CRITERIA FOR SELECTING NEW DIRECTORS

        The Committee, in recommending a nominee for director, shall do so based on the nominee’s integrity, skill, leadership ability, financial sophistication, and capacity to help guide the Company, and based on such other considerations as the Committee shall deem appropriate. Any director candidate shall, at a minimum, possess a background that includes a solid education, extensive business, professional or academic experience and the requisition reputation, character, integrity, skills, judgment and temperament, which have prepared him or her for dealing with the multi-faceted financial, business and other issues that confront a board of directors of a corporation with the size, complexity, reputation and success of the Company;

COMMITTEE MEMBERSHIP AND MEETINGS

        The Committee shall be comprised of at least three members, each of whom shall satisfy any Applicable Requirements, including the “independence” requirements of Nasdaq from time to time in effect and applicable to the Company. Committee members shall be appointed and may be removed by the Board. A member of the

Committee shall be appointed by the Board or the Committee if the Board does not do so, to serve as the Committee’s chairperson. The Committee shall meet at least twice a year or more often if the Chairperson or a majority of the members deem it appropriate. The Committee shall make regular reports to the Board.

ADVISORS

        The Committee, with the approval of the Board, shall have the authority to retain and terminate any search firm or other advisors it deems appropriate to fulfill the purposes of the Committee.

INVITES

        The Committee may invite Directors, officers and employees of the Company or any other person to attend meetings of the Committee to assist in the discussion and examination of the matters under consideration by the Committee.

RECOMMENDATIONS

        The Committee shall have only the authority to make recommendations to the Board, and the authority to select nominees for election to the Board, except as may otherwise be provided by the Board from time-to-time.

Appendix C

Nova Measuring Instruments Ltd.

STOCK OPTION PLAN 8

1.	Purposes of the Plan. The purposes of this Stock Option Plan (hereinafter: the “Plan”) are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to such individuals and to promote the success of the Company’s business, by providing Employees of the Company and its Subsidiaries with the opportunity to purchase shares of the Company, pursuant to the Plan approved by the Board of Directors of the Company, and the Company’s Shareholders’ General Meeting which is designed to benefit from, and is made, subject to Article 21 below, pursuant to, the provisions of Section 102 of the Israeli Income Tax Ordinance [New Version], 1961 and the rules promulgated there under.

2.	Definitions

2.1	“Board” shall mean the Board of Directors of the Company.

2.2 “Committee” shall mean the Committee, appointed by the Board in accordance with Article 4 of this Plan or the Board, in case no such committee is appointed.

2.3	“Company” shall mean Nova Measuring Instruments Ltd., an Israeli corporation.

2.4	“Consultant” shall mean a person providing bona fide services to the Company or a Subsidiary if the services are not provided in connection with the offer or sale of securities in a capital-raising transaction, and do not directly or indirectly promote or maintain a market for the registrant’s securities.

2.5	“Continuous Status as an Employee” shall mean the absence of any interruption or termination of service as an Employee or Consultant. Continuous Status as an Employee or Consultant shall not be considered interrupted in the case of sick leave, military leave, or any other leave of absence not exceeding 90 days, or in case reemployment upon the expiration of such leave is guaranteed by contract or statute.

2.6	“Employee” shall mean any person, including officers, directors and Consultants, employed by or serving for the Company or Subsidiary of the Company.

2.7	“Exercise Price” shall mean the Fair Market Value of the Ordinary Shares of the Company at the time such option is granted to the Employee, unless resolved otherwise by the Board.

2.8	“Fair Market Value” of an Ordinary Share as of a particular date shall mean: (i) So long as the Company’s shares are quoted on the NASDAQ National Market, the Fair Market Value shall be deemed to be the closing price of the Ordinary Shares of the Company on the NASDAQ National Market on the last business day immediately prior to the date of grant. If the Company’s shares are traded or quoted on a securities exchange or inter-dealer quotation system other than NASDAQ National Market and are not quoted on the NASDAQ National Market, the Fair Market Value shall be deemed to be the closing price of the Ordinary Shares of the Company on such security exchange or inter-dealer quotation system on the last business day immediately prior to the date of grant. (ii) If actively traded over-the-counter, but not quoted on NASDAQ or quoted or traded on another inter-dealer quotation system or exchange, the Fair Market Value shall be deemed to be the average of the closing bid prices over the 30-day period ending immediately prior to the applicable date of grant.

2.9	“Option” shall mean a stock option granted pursuant to the Plan.

2.10	“Optioned Stock” shall mean Ordinary Stock subject to an Option.

2.11	“Optionee” shall mean an Employee who receives an Option.

2.12	“Ordinary Stock” shall mean the Ordinary Shares of the Company.

2.13	“Plan” shall mean this Stock Option Plan.

2.14	“Share” shall mean a share of Ordinary Stock, as adjusted in accordance with Article 12 below.

2.15	“Subsidiary” shall mean each of Nova Inc., a corporation registered in the U.S.A., Nova K.K., a corporation registered in Japan, Nova Measuring Instruments Netherlands B.V, a corporation registered in the Netherlands and Nova Measuring Instruments Taiwan Ltd., a corporation registered in the ROC. Subsidiary shall also mean any other corporation to be incorporated by the Company which is considered as such according to the Israeli Companies Law.

3.	Stock Subject to the Plan. Subject to the provisions of Article 12 of the Plan, the maximum aggregate number of Shares that may be optioned and sold under the Plan is 2,500,000 Shares of Ordinary Stock. The Shares may be authorized, but unissued, Shares of Ordinary Stock.

If an Option should expire or become unexercisable, for any reason, without having been exercised in full, the unpurchased Shares subject thereto shall become available for future grant under the Plan, unless the Plan shall have been terminated.

4.	Administration of the Plan.

4.1	Procedure. The Plan shall be administered by the Board.

(i) Subject to sub-article (ii), the Company’s Compensation Committee is appointed as the Committee under the Plan and shall administer the Plan on behalf of the Board, subject to the terms and provisions of the Compensation Committee Charter and the Plan. The Compensation Committee shall continue to administer the Plan unless and until otherwise directed by the Board.

(ii) The Board may appoint a Committee other than the Compensation Committee consisting of not less than three independent Board members to administer the Plan on behalf of the Board, subject to such terms and conditions as decided by the Board. Once appointed, the Committee shall continue to serve until otherwise directed by the Board. The Board may increase the size of any Committee appointed pursuant to this sub-article (ii), remove members (with or without cause) and appoint new members in substitution therefore, fill vacancies however caused or remove all members of the Committee and thereafter administer the Plan.

4.2	Powers of the Committee. Subject to the provisions of the Plan, and of any applicable law, the Committee shall have the authority: (i) to grant Stock Options; (ii) to determine the Employees to whom, and the time or times at which, Options shall be granted and the number of Shares to be represented by each Option; (iii) to interpret the Plan; (iv) to determine the terms and provisions of each Option granted (which need not be identical) and, subject the consent of the holder thereof, modify or amend each Option; (v) to authorize any person to execute on behalf of the Company any instrument required to effectuate the grant of an option previously granted pursuant to the Plan; and (vi) to make all other determinations deemed necessary or advisable for the administration of the Plan. No member of the Committee shall be held liable for any act or determination made in good faith in respect to the Plan.

Subject to the provisions of the Plan, and of any applicable law, the Committee may recommend to the Board, interalia: (i) prescription, amendment and rescission of rules and regulations relating to the Plan; (ii) acceleration or deferral (subject to Optionee’s consent) of the exercise date of any Option, consistent with the provisions of Article 6 below; (iii) approval of the transfer of the Option by the Optionee to any entity under the Optionee’s control (the “Transferee”) pursuant to the terms as set forth in Section 11 below; (iv) adjustments that might be made pursuant to Section 12.1 below; (v) actions that might be taken by the Board as specified in Section 12.2; (vi) whether cashless exercises should be permitted in accordance with Section 12.3.4; and (vii) to amend, alter, suspend or discontinue the Plan from time to time.

4.3	Effect of the Committee’s Decision. All decisions, determinations and interpretations of the Committee shall be final and binding on all Optionees and any other holders of any Options granted under the Plan, unless otherwise determined by the Board. All decisions, determinations and interpretations of the Board shall be final and binding on all Optionees and any other holders of any Options granted under the Plan.

5.	Eligibility

5.1	Stock Options may be granted to Employees.

5.2	Nothing in this Plan or any Option granted hereunder shall confer upon any Optionee any right with respect to continuation of employment or consulting relationship with the Company, nor shall it interfere in any way with the Optionee’s right or the Company’s right to terminate his employment or consulting relationship at any time, with or without cause.

6.	Term of Plan.

The Plan shall become effective upon its adoption by the Board or its approval by the shareholders of the Company, as described in Article 18 of the Plan, whichever is earlier. It shall continue in effect for a term of 10 years from that date unless sooner terminated in accordance with the provisions of this Plan.

7.	Term of Option

The term of each Stock Option shall be no more than 7 years from date of grant.

8.	Trustee

Subject to the provisions of Article 21 below, the Option Awards and/or Shares of the Company issued upon exercise of the Options will be held in trust, by a Trustee (the “Trustee”) who will hold the same pursuant to the Company’s instructions from time to time. The Trustee shall not use the voting rights vested in any such shares and shall not exercise said rights in any way whatsoever, except in cases when, at his discretion and after consulting with the Board, the Trustee believes that the said rights should be exercised for the protection of the Optionees as a minority among the Company’s Shareholders.

9.	Exercise Price and Consideration

9.1	The consideration to be paid for the exercise of the Option shall be the Exercise Price multiplied by the number of Shares which are allotted to each Optionee.

9.2	The consideration to be paid for the Shares issued upon exercise of an Option, shall consist entirely of cash, check, or such other consideration that may be approved from time to time by the Committee.

10.	Exercise of Option

The exercise of an Option by an Employee shall be governed by the following provisions:

10.1	The Trustee shall be solely entitled to exercise an Option, provided that the Shares be held in Trust for a period of not less than two (2) years from the date of approval of this Plan.

10.2	The exercise of an Option shall be subject to the schedules, numbers and amounts as stipulated in the Option Agreement; provided, however, that no Employee shall have the right to exercise more than as set forth in the following vesting schedule:

10.2.1	25% of the Optioned Stock shall be exercisable after 12 month of the date of grant (the "Initial vesting Date");

10.2.2	the remainder of the Optioned Stock shall be exercisable on a monthly basis so that at the end of each month after the Initial Vesting Date the Optionee shall be entitled to exercise 2.083% of the optioned stock;

10.2.3	Notwithstanding anything herein to the contrary, the Board shall have sole discretion to determine that the vesting schedule may be shortened and that the vesting process shall be accelerated.

10.3	Exercise Procedure. Options granted hereunder shall be exercisable at such times and under such conditions as determined by the Committee at the time of grant, including performance criteria relating to the Company and/or the Optionee, and as shall be permissible under the terms of the Plan. An Option may not be exercised for a fraction of a Share.

10.4	An Option shall be deemed to be exercised when a written notice of such exercise has been submitted to the Company in accordance with the terms of the Option by the person entitled to exercise the Option and provided that full consideration for the Shares with respect to which the Option is being exercised has been received by the Company. Full consideration may, as authorized by the Committee, consist of any consideration and method of payment allowable under the Plan.

10.5	The Trustee shall not exercise the Option and/or deliver Shares to any Optionee unless the Optionee, prior to or concurrently with such exercise and/or delivery, provides the Trustee with written evidence satisfactory in form and substance to the Trustee that all taxes, if any, required to be paid upon such exercise and/or delivery, have, in fact, been paid, to the tax authorities or to the Company as the case may be.

10.6	Until the issuance (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) of the stock-certificate evidencing such Shares, no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Optioned Stock, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such stock certificate promptly upon exercise of the Option.

10.7	Termination of Status as an Employee. In the event of termination of an Optionee’s Continuous Status as an Employee, such Optionee may exercise Options to the extent exercisable by the date of termination within a period of one month therefrom (or shorter time as may be specified in the applicable Option Agreement), but in no event later than the date of expiration of the term of such Option as set forth in the Option Agreement. To the extent that the Optionee was not entitled to exercise the Option at the date of such termination, or does not exercise such Option within the time specified herein, the Option shall terminate. In the event that the Optionee’s employment is terminated by the Company under circumstances which do not entitle such Optionee to receive compensation for termination and/or in the event that the Optionee breaches any fiduciary duty and/or confidentiality obligation towards the Company and is dismissed as a result of such breach, all Options including exercisable Options, shall expire immediately upon the date on which a notice sent by the Company to the Optionee notifying the Optionee of the Optionee’s termination.

10.8	Disability of Optionee. Notwithstanding the provisions of Article 10.7 above, in the event of termination of an Optionee’s Continuous Status as an Employee as a result of his total and permanent disability, he may exercise his Options to the extent he was entitled to exercise them at the date of such termination within three (3) months (or such shorter period as is specified in the applicable Option Agreement) from the date of such termination (but in no event later than the date of expiration of the term of such Option as set forth in the Option Agreement). To the extent that the Optionee was not entitled to exercise the Option at the date of termination, or does not exercise such Option (to the extent exercisable) within the time specified herein, the Option shall terminate. The Board shall have the exclusive discretion, in exceptional cases, to decide whether an extension to the aforesaid periods is to be granted, and under what terms.

10.9	Death of Optionee. Notwithstanding the provisions of Articles 10.7 and 10.8 above, in the event of the death of an Optionee who shall have been in Continuous Status as an Employee since the date of grant of the Option, the Option may be exercised, at any time within six (6) months (or such shorter period as is specified in applicable Option Agreement) following the date of death (but in no event later than the date of expiration of the term of such Option as set forth in the Option Agreement), by the Optionee’s estate or by a person who acquired the right to exercise the Option by bequest or inheritance, but only to the extent of the right to exercise that would have accrued had the Optionee continued living and remained in Continuous Status as an Employee six (6) months after the date of death. The Board shall have the exclusive discretion, in exceptional cases, to decide whether an extension to the aforesaid periods is to be granted, and under which terms.

11.	Non-Transferability of Options and Stock Purchase Rights. An Option may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Optionee, only by the Optionee. Notwithstanding the aforementioned, the Board may, at its sole discretion, approve the transfer of the Option by the Optionee to any entity under the Optionee’s control (the “Transferee”) provided inter alia that: (i) the Transferee has agreed in writing to be bound by all obligations by which the Optionee is bound including without limitation the Company’s right to cancel Options which would otherwise be exercisable in the events described in Section 10.7 above; (ii) that the Optionee shall provide assurances, to the satisfaction of the Board that all taxes applicable with regard to such transfer were paid, or an approval from the tax authority providing that the Company and/or the Trustee, as the case may be, are exempt from performing any withholding and/or from any other liability with regard to such transfer and further that any of the Company’s liabilities under Section 102 of the Income Tax Ordinance shall expire immediately upon consummation of such transfer with regards to the Options so transferred; and (iii) that the issuance of Shares issuable in the event of exercise of the Option by the Transferee is compliant with the requirements of the applicable securities law including, without limitation, the rules applicable to the registration of shares issuable under option plans.

12.	Adjustments Upon Changes in Capitalization or Merger.

12.1	Changes in Capitalization. Subject to any required action by the shareholders of the Company, the number of shares of Ordinary Stock covered by each outstanding Option, and the number of Shares of Ordinary Stock which have been authorized for issuance under the Plan but as to which no Options have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Option, as well as the Exercise Price, shall be proportionately adjusted for any increase or decrease in the number of issued shares of Ordinary Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Ordinary Stock, or any other increase or decrease in the number of issued shares of Ordinary Stock effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been “effected without receipt of consideration.” Such adjustment shall be made by the Board, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Ordinary Stock subject to an Option.

12.2	Dissolution or Liquidation. Other than with respect to the events described in Section 12.3 herein, in the event of the proposed dissolution or liquidation of the Company, each Option will terminate immediately prior to the consummation of such proposed action, unless otherwise provided by the Board. The Board may, in the exercise of its sole discretion in such instances, declare that any Option shall terminate as of a date fixed by the Board and give each Optionee the right to exercise his Option as to all or any part of the Optioned Stock, including Shares as to which the Option would not otherwise be exercisable.

12.3	Merger, Sale of Assets, Change of Control.

12.3.1	Acceleration Events: In the event of a (i) proposed sale of all or substantially all of the assets of the Company or; (ii) a proposed merger of the Company with or into another corporation or entity, which after such transaction the Company’s Shareholders hold less than 50% of the shares of the surviving entity; or (iii) a proposal to purchase the Company’s shares so that after such purchase the purchaser holds 50% or more of the Company’s Shares or; (iv) a Special Purchase Offer as such term is defined in Section 328 of the Company’s Law – 1999, (“Acceleration Event”), the vesting process shall be accelerated so that each Optionee who maintains Continuous Status as an Employee at the date of completion and perfection occurrence of an Acceleration Event shall be deemed to have held each of his or her Options for a period which is 12 months longer than the actual period during which the Optionee had actually held each Option, and the amount of Shares exercisable in such an event shall be calculated accordingly.

12.3.2	Upon the occurrence of an Acceleration Event, the Company shall notify all Optionees of their right to exercise their Options, and each Optionee shall be entitled to exercise their Options, with regard to the amount of Shares exercisable under the Plan, including such Shares exercisable due to the acceleration of the vesting process, within 15 days of such notice, by way of sending a notice of exercise to the Company.

12.3.3	The right to exercise any portion of the Option granted which would not otherwise be exercisable, is subject to the completion and perfection of any of the transactions described under Section 12.3.1 above, including the attainment of all regulatory and any other approval required under applicable law. It is specifically stated that in the event that any of the transactions described under Section 12.3.1 above is not completed and perfected for any reason whatsoever, such right shall be null and void. In such an event the Optionee shall be entitled either to cancel his notice of exercise with respect to all the stock exercised under the notice of exercise described in Section 12.3.2 above, or exercise that part of the Optioned Stock which would have been exercisable by the Optionee according to the terms of the Plan if the relevant Acceleration Event was not to occur, or any part thereof.

12.3.4	Cashless Exercise: The Board at its sole discretion may determine that the exercise of the Option in the events described in Sections 12.3.1(ii) and (iv) (in the event that the consideration payable for the Shares purchasable under such transaction is for cash), may be made by way of deduction of the Exercise Price from the price payable for the Shares purchasable by the purchaser of the Shares which would be purchased under the terms of such transaction. The Board shall be entitled to condition such form of exercise described in this Section 12.3.4 on any terms it may deem fit in order to secure payment of the exercise price of such Option.

13.	Time of Granting Options. The date of grant of an Option shall, for all purposes, be the date on which the Committee determines to grant such Option. Notice of the determination shall be given to each Employee or Consultant to whom an Option is so granted within a reasonable time after the date of such grant.

14.	Amendment and Termination of the Plan

14.1	Amendment and Termination. The Board may at any time amend, alter, suspend or discontinue the Plan from time to time in such respects as the Board may deem advisable.

14.2	Effect of Amendment or Termination. Any such amendment or termination of the Plan shall not affect Options already granted, and such Options shall remain in full force and effect as if this Plan had not been amended or terminated, unless mutually agreed otherwise between the Optionee and the Board, which agreement must be in writing and signed by the Optionee and the Company.

15.	Conditions Upon Issuance of Shares. Shares shall not be issued pursuant to the exercise of an Option unless the exercise of such Option and the issuance and delivery of such Shares pursuant thereto shall comply with all relevant provisions of law, and the requirements of any stock exchange upon which the Shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.

As a condition to the exercise of an Option, the Company may require the person exercising such Option to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned relevant provisions of law.

16.	Reservation of Shares. The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

17.	Agreements. Options shall be evidenced by written agreements (an “Option Agreement”) in such form as the Committee shall approve from time to time.

18.	Shareholders Approval

The Plan shall be subject to approval by the shareholders of the Company within twelve (12) months before or after the date on which the first grant is made. To remove any doubt, if the Plan is not approved by the Company’s shareholders within 12 months of the date of grant it shall be deemed null and void and all Options granted under the Plan prior to the date in which such approval was to be granted shall be invalidated and may not be exercised under any circumstance. It is further clarified that shareholders approval is condition precedent to the validity of each Option granted and no Optionee shall be entitled to any right in lieu of any Option cancelled or invalidated as a result of failure to obtain shareholder approval for the plan regardless of the reasons which brought about such failure. No Option shall be exercisable until the Plan is approved by the shareholders of the Company.

19.	Governing Law

The Plan and all instruments issued there under or in connection therewith shall be governed by, and interpreted in accordance with, the Laws of the State of Israel.

20.	Application of funds

The proceeds received by the Company from the sale of shares pursuant to the Options granted under the Plan will be used for general corporate purposes of the Company or any Subsidiary thereof.

21.	Tax Consequences

This plan shall be governed by Section 102 of the Israeli Income Tax Ordinance [New version] 1961 and the rules promulgated there under. Any tax consequences arising from the grant or the exercise of any Option, from payment for shares covered thereby or from any other event or act (of the Company or the Optionee) hereunder, shall be borne solely by the Optionee. Furthermore, the Optionee shall agree to indemnify the Company and the Trustee and hold them harmless against and from any and all liability for any such tax or interest or penalty.

Notwithstanding the provisions of the preceding paragraph the Board may determine with respect to each grant and under its sole discretion that the Option granted under such grant shall not be made in accordance with Section 102 described above, and determine the relevant taxation mechanism with respect to each grant under Section 102 or otherwise (including any alternative which may be available under the applicable tax laws at the time of grant). Such determination shall be made with respect to the entire Plan (subject to applicable law) or with respect to each particular grant by stating the same on the document of grant furnished to each such Employee.

Appendix D

Nova Measuring Instruments Ltd. Weizmann Scientific Park P.O.B.266, Rehovoth 76100,Israel Tel:972-8-9387505 Fax:972-8-9407776

SUBJECT: INDEMNIFICATION AND EXCULPATION

1.	The Company hereby undertakes to indemnify you to the maximum extent permitted by applicable law and the Company’s Articles in respect of the following:

1.1	any financial obligation imposed on you in favor of another person by a court judgment, including a compromise judgment or an arbitrator’s award approved by court, in respect of any act or omission (“action”) taken or made by you in your capacity as a director, officer and/or employee of the Company; and

1.2	all reasonable litigation expenses, including attorneys’ fees, expended by you or charged to you by a court, in a proceeding instituted against you by the Company or on its behalf or by another person, or in any criminal proceedings in which you are acquitted, or in any criminal proceedings regarding a crime which does not require proof of criminal intent in which you are convicted, all in respect of actions taken by you in your capacity as a director, officer and/or employee of the Company.

The above indemnification will also apply to any action taken by you in your capacity as a director, officer and/or employee of any other company controlled, directly or indirectly, by the Company (a “Subsidiary”) or in your capacity as a director, or observer at board of director meetings, of a company not controlled by the Company but where your appointment as a director or observer results from the Company’s holdings in such company (“Affiliate”).

2.	The Company will not indemnify you for any amount you may be obligated to pay in respect of:

2.1	a breach of fiduciary duty, except for a breach of a fiduciary duty to the Company, a Subsidiary or an Affiliate while acting in good faith and having reasonable cause to assume that such act would not prejudice the interests of the Company;

2.2	a willful breach of the duty of care or reckless disregard for the circumstances or to the consequences of a breach of the duty of care;

2.3	An action taken with the intent of unlawfully realizing personal gain;

2.4	A fine or penalty imposed upon you for an offense;

2.5	A counterclaim made by the Company or in its name in connection with a claim against the Company filed by you.

3.	The Company will make available all amounts needed in accordance with paragraph 1 above on the date on which such amounts are first payable by you (“Time of Indebtedness”), and with respect to items referred to in paragraph 1.2 above, even prior to a court decision. Advances given to cover legal expenses in criminal proceedings will be repaid by you to the Company if you are found guilty (other than with respect to criminal proceedings regarding a crime which does not require criminal intent). Other advances will be repaid by you to the Company if it is determined that you are not lawfully entitled to such indemnification.

As part of the aforementioned undertaking, the Company will make available to you any security or guarantee that you may be required to post in accordance with an interim decision given by a court or an arbitrator, including for the purpose of substituting liens imposed on your assets.

4.	The Company will indemnify you even if at the relevant Time of Indebtedness you are no longer a director, officer or employee of the Company or of a Subsidiary or a director or board observer of an Affiliate, provided that the obligations are in respect of actions taken by you while you were a director, officer, employee and/or board observer, as aforesaid, and in such capacity, including if taken prior to the above resolutions.

5.	The indemnification will be limited to the expenses mentioned in paragraph 1.2 (pursuant and subject to paragraph 3 and insofar as indemnification with respect thereto is not restricted by law or by the provisions of paragraph 2 above) and to the matters mentioned in paragraph 1.1 above insofar as they result from your actions in the following matters or in connection therewith:

5.1	The offering of securities by the Company and/or by a shareholder to the public and/or to private investors or the offer by the Company to purchase securities from the public and/or from private investors pursuant to a prospectus, agreements, notices, reports, tenders and/or other proceedings;

5.2	Occurrences resulting from the Company’s status as a public company, and/or from the fact that the Company’s securities were offered to the public and/or are traded on a stock exchange, whether in Israel or abroad;

5.3	Occurrences in connection with investments of the Company and/or Subsidiaries and/or Affiliates made in other corporations whether before and/or after the investment is made, entering into the transaction, the execution, development and monitoring thereof, including actions taken by you in the name of the Company and/or a Subsidiary and/or an Affiliate as a director, officer, employee and/or board observer of the corporation the subject of the transaction and the like;.

5.4	The sale, purchase and holding of negotiable securities or other investments for or in the name of the Company, a Subsidiary and/or an Affiliate;

5.5	Actions in connection with the merger of the Company, a Subsidiary and/or an Affiliate with or into another entity;

5.6	Actions in connection with the sale of the operations and/or business, or part thereof, of the Company, a Subsidiary and/or an Affiliate;

5.7	Without derogating from the generality of the above, actions in connection with the purchase or sale of companies, legal entities or assets, and the division or consolidation thereof;

5.8	Actions taken in connection with labor relations and/or employment matters in the Company Subsidiaries and/or Affiliates and trade relations of the Company, Subsidiaries and/or Affiliates, including with employees, independent contractors, customers, suppliers and various service providers;

5.9	Actions in connection with the testing of products developed by the Company, Subsidiaries and/or Affiliates or in connection with the distribution, sale, license or use of such products;

5.10	Actions taken in connection with the intellectual property of the Company, Subsidiaries and/or Affiliates, and its protection, including the registration or assertion of rights to intellectual property and the defense of claims related to intellectual property;

5.11	Actions taken pursuant to or in accordance with the policies and procedures of the Company, Subsidiaries and/or Affiliates, whether such policies and procedures are published or not.

6.	The total amount of Indemnification that the Company undertakes towards all persons whom it has resolved to indemnify for the matters and in the circumstances described herein which, in the aggregate, shall not exceed an amount equal to fifteen million dollars ($15,000,000).

7.	The Company will not indemnify you for any liability with respect to which you have received payment by virtue of an insurance policy or another indemnification agreement other than for amounts which are in excess of the amounts actually paid to you pursuant to any such insurance policy or other indemnity agreement (including deductible amounts not covered by insurance policies).

8.	Subject to the provisions of paragraphs 6 and 7 above, the indemnification will, in each case, cover all sums of money (100%) that you will be obligated to pay, in those circumstances for which indemnification is permitted under law.

9.	The Company will be entitled to any amount collected from a third party in connection with liabilities indemnified hereunder.

10.	In all indemnifiable circumstances indemnification will be subject to the following:

10.1	You shall promptly notify the Company of any legal proceedings initiated against you and of all possible or threatened legal proceedings without delay following your first becoming aware thereof, and that you deliver to the Company, or to such person as it shall advise you, without delay all documents you receive in connection with these proceedings.

Similarly, you must advise the Company on an ongoing and current basis concerning all events which you suspect may give rise to the initiation of legal proceedings against you.

10.2	Other than with respect to proceedings that have been initiated against you by the Company or in its name, the Company shall be entitled to undertake the conduct of your defense in respect of such legal proceedings and/or to hand over the conduct thereof to any attorney which the Company may choose for that purpose, except to an attorney who is not, upon reasonable grounds, acceptable to you.

The Company and/or the attorney as aforesaid shall be entitled, within the context of the conduct as aforesaid, to conclude such proceedings, all as it shall see fit, including by way of compromise. At the request of the Company, you shall execute all documents required to enable the Company and/or its attorney as aforesaid to conduct your defense in your name, and to represent you in all matters connected therewith, in accordance with the aforesaid.

For the avoidance of doubt, in the case of criminal proceedings the Company and/or the attorneys as aforesaid will not have the right to plead guilty in your name or to agree to a plea-bargain in your name without your consent. Furthermore, in a civil proceeding (whether before a court or as a part of a compromise arrangement), the Company and/or its attorneys will not have the right to admit to any occurrences that are not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to law, without your consent. However, the aforesaid will not prevent the Company and/or its attorneys as aforesaid, with the approval of the Company, to come to a financial arrangement with a plaintiff in a civil proceeding without your consent so long as such arrangement will not be an admittance of an occurrence not indemnifiable pursuant to this Letter of Indemnification and/or pursuant to law.

10.3	You will fully cooperate with the Company and/or any attorney as aforesaid in every reasonable way as may be required of you within the context of their conduct of such legal proceedings, including but not limited to the execution of power(s) of attorney and other documents, provided that the Company shall cover all costs incidental thereto such that you will not be required to pay the same or to finance the same yourself.

10.4	If, in accordance to paragraph 10.2, the Company has taken upon itself the conduct of your defense, the Company will have no liability or obligation pursuant to this Letter of Indemnification or the above resolutions to indemnify you for any legal expenses, including any legal fees, that you may expend in connection with your defense, except to which the Company in its absolute discretion shall agree.

10.5	The Company will have no liability or obligation pursuant to this Letter of Indemnification or the above resolutions to indemnify you for any amount expended by you pursuant to any compromise or settlement agreement reached in any suit, demand or other proceeding as aforesaid without the Company’s consent to such compromise or settlement.

10.6	That, if required by law, the Company’s authorized organs will consider the request for indemnification and the amount thereof and will determine if you are entitled to indemnification and the amount thereof.

11.	This letter is issued after receipt by the Company of all required approvals under law and the Articles of Association of the Company. Should any additional approval be required, the Company will exert its best effort to obtain such approval.

12.	For the avoidance of doubt, it is hereby clarified that nothing contained in this Letter of Indemnification or in the above resolutions derogate from the Company’s right to indemnify you post factum for any amounts which you may be obligated to pay as set forth in paragraph 1 above without the limitations set forth in paragraphs 5 and 6 above. The aforesaid shall however not be construed as an obligation of the Company to indemnify you after the fact.

13.	If any undertaking included in this Letter of Undertaking is held invalid or unenforceable, such invalidity or unenforceability will not affect any of the other undertakings which will remain in full force and effect. Furthermore, if such invalid or unenforceable undertaking may be modified or amended so as to be valid and enforceable as a matter of law, such undertakings will be deemed to have been modified or amended, and any competent court or arbitrator are hereby authorized to modify or amend such undertaking, so as to be valid and enforceable to the maximum extent permitted by law.

14.	This Letter of Indemnification and the agreement herein shall be governed by and construed and enforced in accordance with the laws of the State of Israel, unless in contradiction with the Company’s undertakings according to Item 17 of the registration statement filed with the Securities and Exchange Commission on April 10, 2000.

/s/ Giora Dishon DR. GIORA DISHON President & CEO